U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                             PETMEDEXPRESS.COM, INC.
                             -----------------------
             (Exact name of registrant as specified in its charter)



            Florida                                 65-0680967
            -------                                 ----------
  (State or other jurisdiction of       (I.R.S. Employer Identification No.)
  incorporation or organization)



1440 SW 29 Avenue
Pompano Beach, FL                                             33069
-----------------                                             -----
(Address of principal executive offices)                    (Zip Code)


Registrant's telephone number, including area code:    (954) 979-5995
                                                       --------------

Securities to be registered pursuant to 12(b) of the Act:     None
                                                              ----

Securities to be registered pursuant to 12(g) of the Act:

                          Common Stock $.001 par value
                          ----------------------------
                                (Title of Class)

A special note about forward-looking statements

         This discussion in this registration statement regarding PetMedExpress and its business and operations contains "forward-looking statements." These forward-looking statements use words such as "believes," "intends," "expects," "may," "will," "should," "plan," "projected," "contemplates," "anticipates," or similar statements. These statements are based on PetMedExpress' beliefs, as well as assumptions it has used based upon information currently available to it. Because these statements reflect PetMedExpress' current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. A reader, whether investing in PetMedExpress' securities or not, should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement.

Information Required in Registration Statement

Item 1.  Business

         PetMedExpress is a leading multi-channel retailer of prescription and non-prescription pet medications and related pet products. We offer consumers a significant cost savings and the convenience of purchasing pet products from our catalogs either through our web site or by calling our toll free telephone number. We leverage our strong position as a non-veterinarian source of prescription and non-prescription pet medications to increase our sales of related pet products.

         PetMedExpress was founded in 1996, in part, to provide pet owners with an alternative source for pet medication. Historically, pet owners have had limited outlets - veterinarians - from which to purchase prescription and non-prescription pet medications. The introduction of easy to use, highly effective heartworm medications and flea and tick products has broadened the category from pet medications used to treat isolated or specific illnesses. Pet owners are now also regularly purchasing pet medications such as Advantage(R) and Frontline(R) for flea and tick control, and Heartgard (R) for protection against heartworms.

         We believe that veterinarians have been able to take advantage of their monopolies on retail distribution to charge pet owners higher prices for pet medications. Through the use of television and direct mail marketing, our goal has been to educate pet owning consumers to the alternative we offer.

         While pet medications have typically been a small part of a pet supply company's total product line, we, unlike our competitors, have used pet medications as a rapid entry vehicle into the pet supplies market. Historically, the veterinarian has been the almost exclusive source to a pet owner for pet medications. We have effectively utilized television advertising and modern direct marketing techniques to educate pet owners on the savings and convenience now available from an alternative source such as PetMedExpress.

         The seasonality of our business is due to the sales of flea and tick products and heartworm medications being relatively stronger in the spring and summer periods. As we expand our sales of pet accessories and gift items we also expect to experience proportionally stronger sales of this merchandise in the Christmas holiday period.

         Our common stock is traded on the over the counter market on the OTC Bulletin Board ("OTCBB") under the symbol "PETS". We are not a "fully reporting company" as this term relates to the periodic reporting to the Securities and Exchange Commission ("SEC") on forms 10-K, 10-Q, 8-K, etc., but we intend to become "fully reporting" upon the clearance of this Form 10 Registration Statement with the SEC. Our deadline, as imposed by the National Association of Securities Dealers, Inc. ("NASD"), to become "fully reporting" is March 8, 2000. If we are unable to meet this deadline our common stock will no longer be traded on the OTCBB. This would reduce the tradeability of our common stock, and would probably have a negative impact on its per share price. We can give no assurances that our Form 10 Registration Statement will be declared effective by the SEC prior to our March 8, 2000 deadline. If we do miss our NASD deadline for becoming a "fully reporting company", we cannot predict the ultimate impact on the trading price of our common stock.

         The terms "PetMedExpress," "we," "our," and "us" refer to PetMedExpress.com, Inc. The information contained on our web site is not part of this registration statement.

An Overview of Our Industry

         The pet products industry is a large and growing market. According to the Pet Industry Joint Advisory Council, U.S. consumer spending on pet products and services grew at an annual rate of approximately 9% per year between 1993 and 1997, totaling approximately $23 billion at the end of 1997. Pets have become an increasingly important part of U.S. households, numbering over 235 million at the end of 1998, based on a survey conducted by Sloan Trends & Solutions, Inc. Today, more than 60% of U.S. households own a pet, and 40% of those households own more than one according to a recent American Pet Products Manufacturers Association study.

         Pet owners generally exhibit strong emotional connections to their animals. For example, according to Sloan Trends & Solutions, Inc., over 80% of pet owners consider their pets to be members of the family, and 67% buy their pets holiday gifts. In addition, over 80% of pet owners surveyed by the American Animal Hospital Association stated that in an emergency they would likely risk their life for their pet. Because of this strong human-animal bond, we believe pet owners, like parents, represent an attractive base of consumers who seek a wide variety of products and information for their pets that promote their pets' health, well being and happiness. Based upon our internal research, we estimate that our target customer will spend at least $240 annually, per pet, on pet medications, health care, and supplies.

         Store-based pet supply retailers have traditionally served the pet product market in the United States; however, such retailers have not traditionally sold prescription and non-prescription medications. These retailers include superstores such as Petco Animal Supplies, Inc. and PetsMart, Inc., grocery store retailers such as the Kroger Company and Safeway, Inc., mass market retailers such as Wal Mart Stores, Inc. and Kmart Corporation, and smaller, independent specialty pet products stores. Likewise, veterinarians have historically held a monopoly on the distribution of prescription and non-prescription pet medications.

         While in the aggregate these channels provide consumers with a wide selection of pet related products, and access to prescription and non-prescription medications, we believe these traditional distribution channels have the following limitations:

         Traditional Pet Product Retailers Do Not Sell Prescription and Non Prescription Medications. Historically, the only source for pet owners to purchase prescription and non-prescription pet medications, including flea and tick control products, has been veterinarians. Pet retailers, such as Petco Animal Supplies, Inc., PetsMart, Inc. and Pets.com, Inc., do not sell prescription and non-prescription pet medications. There is virtually no competition among veterinarians, which results in higher prices to consumers.

         Limited Geographic Coverage. The few pet retailers who do tend to offer a broader selection of products either operate on a regional basis or only in metropolitan areas. This leaves a significant percentage of the U.S. population without easy access to all of the products they need for their pets. Opening additional stores would require substantial investments in real estate and inventory, as well as in trained personnel, for these chain stores. The high cost of opening and maintaining additional stores further limits the ability of retailers to serve geographic areas that are not densely populated.

         Lack of One-Stop Shopping for Pet Products. The pet products retail market is fragmented, generally requiring consumers to shop at multiple outlets to find everything they need for their pets. For example, superstore retailers, grocery stores and mass market retailers tend to carry a deep selection of well known brand name pet products from leading vendors, but have fewer specialty products. Specialty pet stores instead tend to carry a broader selection of specialty products from smaller vendors, but usually have a limited selection of the more well known brand name products. On a combined basis, specialty pet stores control the largest percentage of sales in the U.S. pet product retail market, having 20% of U.S. sales based on data published by the Pet Industry Joint Advisory Council in 1998. This lack of one-stop shopping also applies to other online retailers who have chosen to duplicate the traditional retail model in terms of selection and are offering a subset of a superstore product mix.

         As a result of these factors, we believe that consumers typically find the pet product shopping experience to be both inconvenient and unpleasant. Shopping for pet products in retail stores can involve making trips to multiple stores, extended searching for desired products, waiting in line to make a purchase and carrying home heavy bags of pet food, litter or other bulk products.

Our Business Strategy

         Our objective is to become the world's leading retailer of prescription and non-prescription pet medications and related pet products. The key components of our strategy include:

         *        increasing awareness of the PetMedExpress brand name,

         * continuing to increase the awareness of pet owners of the cost benefits of purchasing prescription and non-prescription pet medications from us,

         *        enhancing our customer's shopping experience,

         * expansion of e-commerce through the Internet and other channels,

         * expanding our community participation through our Veterinary Referral Program,

         * developing generic, private label alternatives to more expensive branded medications,

         *        developing and expanding strategic alliances and partnerships,

         *        increasing our product selection,

         *        pursuing international opportunities.

The PetMedExpress Solution

         We distinguish ourselves from all other pet retailers, both brick and mortar and online, by offering a comprehensive selection of brand name pet products and prescription and non-prescription pet medications, all at discounted prices. We market and sell our products through the PetMedExpress catalog, and on the Internet through our web site. We believe that this multi-channel approach provides us with significant marketing, sales and operational synergies, and provides our customer with enhanced shopping flexibility and superior customer service.

         Through a combination of our membership program and our 24 hour veterinary hotline, we offer a single source solution to all the needs of pet owners.

Our Product Selection

         Our product line, currently geared toward dog and cat owners, provides customers with a wide variety of selection across the most popular categories as follows:
                  Dogs                                        Cats
                  ----                                        ----

                  Apparel                            Beds
                  Beds                                        Books
                  Behavior Modification              Bowls
                  Bones                              Cages & Accessories
                  Books                              Calendars
                  Bowls & Supplies                   Carriers
                  Calendars                          Catnip & Cat Grass
                  Carriers                           Collars
                  Chews                              Doors & Barriers
                  Collars                            Feeders & Waterers
                  Containment                        Flea & Pest Control
                  Doors & Barriers                   Food
                  Ears, Paws, etc.                   Furniture
                  Feeders & Waterers                 Grooming
                  Flea & Pest Control                Harnesses
                  Food                               Health Care & Remedies
                  Food Containers                    Holiday
                  Grooming                           I.D. Tags & Belts
                  Hair Lifters & Rollers             Leashes
                  Harnesses                          Litter
                  Health Care & Remedies             Litter Box Supplies
                  Holiday                            Litter Boxes
                  Houses & Accessories               New Kitten
                  I.D. Tags                          Repellents
                  Leashes                            Scratchers
                  New Puppy                          Stain & Odor
                  Outdoor Clean-Up                   Toys
                  Rawhide                            Training
                  Repellents                         Treats
                  Safety & First Aid                 Vitamins & Supplements
                  Stain Odor
                  Tie-Outs
                  Toys
                  Training
                  Treats & Biscuits
                  Videos & CDs
                  Vitamins & Supplements

         The following table provides a breakdown of the percentage of our total sales contributed by each category listed during the period indicated:

                                                                                          Six Months
                                            Year Ended March 31,                            Ended
                                    1997             1998              1999           September 30, 1999
                                    ---------------------------------------           ------------------
Prescription medications             33%              34%               28%                     24%
Non-prescription
 medications                         60%              48%               54%                     61%
Health supplements                    0%               2%                3%                     2%
Accessories                           0%               5%                4%                     3%
Memberships, shipping
 charges and other                    7%              11%               11%                    10%

The PetMedExpress Pharmacy

         We operate a full-service pharmacy which is licensed by the State of Florida, and all prescription medications are dispensed by a licensed pharmacist. We are also licensed to dispense medications in the remaining 49 states. Our pharmacy stocks approximately 250 different prescription medications, which includes medications most likely to be prescribed by a veterinarian that can be administered by a pet owner. The most common prescribed medications sold by us are prepackaged for easy application and administration, and include heartworm tablets, antibiotics, anti-inflammatory medications and vaccination kits.

         Prescription medications cannot be dispensed without authorization from a veterinarian, or an authorized agent in the veterinarian's office. When an order is received, we request the customer either provide us with:

         -        the original prescription,
         -        a faxed copy of the original prescription, or
         -        the name and telephone number of their veterinarian.

         In the absence of an original or faxed prescription from the customer, we receive verbal authorization from the prescribing veterinarian or an authorized agent in the veterinarian's office before shipping the medication.

         There has been resistance from some veterinarians in providing prescription information to pet owners, and a number of veterinarians have refused to cooperate in confirming the existence of the prescription when we contact a veterinarian on the pet owner's behalf. Florida law provides that a veterinarian license could be in jeopardy for "failing to give the owner of a patient, before dispensing any drug, a written prescription when requested" and similar laws exist in other states in which we are licensed to prescribe medications. As a function of our customer service, our sales personnel, when necessary, will make the pet owner aware that the prescription is the property of the pet owner and not the veterinarian.

Veterinary Referral Program

         We are planning to establish a veterinary referral program that will refer pet owners without a veterinarian to a nearby veterinary clinic. We will book the appointments and follow up with these clinics to assure that proper pet health is maintained. We believe this program will enhance our relationships not only with our customers but the veterinarians as well.

Marketing

         We focus our marketing efforts on a combination of television advertising, direct catalogue mailings, promotions, an Internet presence, telemarketing and superior customer service to attract and retain our customers.

         Television. In October 1997, we began our first televised advertising campaign -testing different cable channels, commercial lengths and telecast times. Our television ads typically focus on the savings available to consumers through purchasing from PetMedExpress. The ads run either 30 or 60 seconds, are usually purchased on a spot basis, and can run from one to five times in a 24 hour period. We advertise on The Animal Planet, the PreVue Channel and the Food Network.

         The PetMedExpress Catalog. Our PetMedExpress catalog, a full-color seasonal catalog, is organized by category and generally features approximately 2,000 individual products. The catalog is produced by a combination of our in-house staff of writers and production artists, and outside contract professionals. During 1999, we distributed approximately one million catalogs, including a separate gift and accessory catalog for the Christmas season.

         The Internet. We also market our products through our web site at www.petmedexpress.com which we have maintained since August 1997. PetMedExpress was one of the early pet product retailers on the Internet. We believe online retailing presents us with a significant opportunity for the marketing and sale of our products, and will enable us to expand and diversify our existing customer base.

         The Internet has become an increasingly important medium for communication, information exchange, and commerce. International Data Corporation estimated that there would be approximately 196 million online users worldwide at the end of 1999, and that this number will grow to approximately 399 million users by the end of 2002. Forrester Research estimates that online purchases made by consumers in the United States will grow from $20 billion in 1999 to $184 billion by 2004, representing a compound annual growth rate of 56%, and estimates that the total number of U.S. online consumers will grow from approximately 17 million in 1999 to 49 million in 2004, representing a compound annual growth rate of nearly 24%. We believe this increased usage is due to a number of factors, including a large installed base of home personal computers, advances in the transmission speeds of personal computers and modems, easier and less expensive access to the Internet, improvements in network security, infrastructure and bandwidth, a broader range of online offerings, and growing consumer awareness of the benefits of online shopping.

         While less than 6% of sales are currently made on the Internet, we believe that our products are particularly well-positioned to be marketed and sold over the Internet. Our goal is to increase our online retail operations by leveraging our existing catalog based business, offering a full range of products online, including prescription and non-prescription pet medications, and utilizing our established order fulfillment capacity. We anticipate that our new web site will be launched in February 2000. Our goal is to expand our Internet operations as follows:

         - create and effectively implement an online advertising strategy,

         -        establishing additional strategic relationships,

         - continuing to enhance the technical capabilities and presentation of our web site,

         - developing value added services for members and visitors to our site.

         PetMedExpress Discount Club. In July 1997, we established the PetMedExpress Discount Club as a way of making the PetMedExpress shopping experience easier and more rewarding for our customers. Membership is $19.95 annually or $49.95 for a three year membership. Members are eligible for the automatic planned replacement program where replacement medications are shipped at pre-scheduled intervals, as specified by the member. Members are automatically enrolled in our "Refer-A-Friend" Program where they receive a $3.00 merchandise credit every time a referred friend or family member places an order. Members are guaranteed the lowest prices on our products, receiving discounts of up to 30%, and we will match any competitor's price at the time of order.

Purchasing and fulfillment

         We currently purchase most of our over 2,000 products directly from the manufacturers, including Nestle USA, Inc., H. J. Heinz Company, Farnam Companies, Inc. and Aspen Pet Products.

         Heartgard(R), Frontline(R) and Advantage(R) are three of our best selling products, representing in the aggregate approximately 69% of our sales for the six months ended September 30, 1999. Merial Ltd., a multi-national pharmaceutical company which manufactures, among other products, Heartgard(R) heartworm medicine, and Frontline(R), a flea control spray, has refused to sell Heartgard(R) or Frontline(R) directly to us. Likewise, Bayer Corporation, another multi-national pharmaceutical company, has refused to sell us Advantage(R) flea medication. As a result of these manufacturers refusal to sell directly to us, we are not an authorized dealer for Heartgard(R), Frontline (R) or Advantage(R). Although we have been able to obtain a sufficient supply of these products from wholesalers and distributors, there can be no assurance that we will not encounter difficulties in the future, particularly in light of our anticipated growth. In addition, since we do not always have established relationships with manufacturers, our cost of product may be higher than if we purchased these products directly from the manufacturer.

         We have built an in-house fulfillment and distribution operation which is used to manage the entire supply chain beginning with the placement of the order, continuing through order processing, fulfillment and shipment of the product to the customer. Products are shipped to our customers by United Parcel Service and Priority Mail. We inventory our products and fulfill all customer orders from our 50,000 square foot facility in Pompano Beach, Florida.

Our Private Label Medication

         Patents for various pet medications have and will continue to expire. Subject to further market research and funding, we will consider the production of generic equivalents to be sold under our private label. The development and production of generic equivalents may require approvals of the product from the FDA, Department of Agriculture, EPA and other relevant state or federal authorities.

Customer Service and Our Call Center

         We believe that a high level of customer service and support is critical to retaining and expanding our customer base. Our in-house customer service team is available via phone from 9:00 am until 10:00 pm, Monday through Friday, 9:00 AM to 6:00 pm on Saturdays and 9:00 am to 5:00 pm, Sundays, all Eastern time, and can also be reached by e-mail or fax. This team is central to our ability to deliver a superior customer experience, and strives to make a personal connection with each customer.

Competition

         The pet products market is intensely competitive and highly fragmented, with no clear dominant leader in any of our market segments. Our competitors can be divided into several groups:

         * mail order suppliers of pet products, such as Foster-Smith, Omaha Vaccine, and KV Vet Supplies,

         * online stores that specialize in pet products, such as Pets.com, Inc., Petopia.com, Inc., PetsMart.com, Inc. and Petstore.com, Inc.,

         * superstore retailers of pet products, such as Petco Animal Supplies, Inc., PetsMart, Inc.,

         *        veterinarians,

         *        speciality pet stores,

         * mass market retailers, such as Wal Mart Stores, Kmart Corporation, and Target Stores, Inc.

         We believe that the following are principal competitive factors in our market:

         -        brand recognition

         -        price

         -        production selection

         -        quality of Web store content

         -        reliability and speed of order shipment

         -        personalized service

         -        convenience

         Many of our current and potential traditional competitors have longer operating histories, larger customer or user bases, a more established online presence, greater brand recognition, and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially more resources to web site and systems development than we can.

         We also compete with veterinarians in the sale of prescription and non-prescription pet medications. Many pet owners are simply unaware of PetMedExpress and the price savings usually available to them by purchasing pet medications from us. These same pet owners may prefer the convenience of purchasing the pet medications at the time of the veterinarian visit, or may be fearful of offending their veterinarian by not purchasing their pets' medication from the veterinarian. In order to effectively compete with veterinarians, we must continue to educate pet owners of the options offered by PetMedExpress.

Government Regulation Which Affects Our Business

         Dispensing prescription medicines is governed at the state level by the Board of Pharmacy. We are subject to regulation by the State of Florida and in particular, are licensed by the Florida Department of Business and Professional Regulation Board of Pharmacy and our license is valid until February 28, 2001. We are also subject to licensing by 49 other state pharmacy boards and other regulatory authorities. We are not aware of any facts or circumstances which would lead us to believe such license will not be renewed by the State of Florida or the other states in which we are licensed following the current terms. To the extent that we are unable to maintain our license with the Florida Board of Pharmacy as a community pharmacy, or if we do not maintain the licenses granted by other state boards, our distribution of prescription medications to pet owners could be severely reduced, which would have a material adverse effect on our operations.

         Various complaints were filed with the Florida Board of Pharmacy and Florida Agency for Health Care Administration against PetMedExpress over the course of 1997 and 1998. Those complaints, the vast majority of which were filed by veterinarians who are in competition with us for the sale of pet prescription products, alleged violations of the Florida Pharmacy Act related to our alleged failure to verify prescriptions. By Order dated September 20, 1999, the Florida Board of Pharmacy approved a settlement of (i) all pending complaints and (ii) all future complaints relating to the alleged failure to verify prescriptions prior to September 20, 1999, will be deemed administratively resolved. Under the terms of the settlement, we paid the Florida Board of Pharmacy $7,671 for expenses and costs and a fine of $32,500.

         As of the date of this registration statement, we are also the subject of additional complaints filed against us in the states of Alabama and Louisiana.

         On October 8, 1999, the Louisiana Board of Pharmacy issued an official appearance notice summoning PetMedExpress to appear at a Louisiana Board of Pharmacy Administrative Hearing on November 18, 1999. We are charged with allegedly dispensing pet medications without obtaining authorization from the veterinarian or an authorized member of the veterinarian's staff. These charges, which we contest, were precipitated by a public complaint filed by a veterinarian. The formal hearing has been continued to an unspecified date. The Louisiana Board of Pharmacy has offered to settle the charges in exchange for our consent to a $3,000 fine. We rejected their offer, and we intend to vigorously defend against the charges.

         On October 12, 1999, the Alabama State Board of Pharmacy issued to us a statement of charges and notice of hearing. The three count statement of charges alleges that we violated Alabama law by dispensing or refilling pet medications without the prescription of a licensed practitioner or authorization of the prescriber. The charges, which we contest, were precipitated by complaints filed with the Alabama Board of Veterinary Medicine by three veterinarians. The formal hearing on these charges, previously set for November 17, 1999, has been continued to an unspecified date. The Alabama Board of Pharmacy has offered to settle the charges in exchange for imposition of a $1,000 per count fine and one-year probation and suspension of our pharmacy license in Alabama. We rejected the offer. We intend to continue discussions in an effort to reach a settlement acceptable to us. Should a settlement not be reached, we intend to vigorously defend against the charges.

Special matters related to development of generic equivalents

         In connection with the proposed development of generic equivalents to medications for which the patent has expired, we will become subject to regulation by a number of national, state and local agencies. Of particular importance in the United States is the FDA. It will have jurisdiction over our business as it relates to generic equivalents, and the FDA will administer requirements covering the testing, safety, effectiveness, approval, manufacturing, labeling and marketing of such medication. FDA requirements and/or reviews may increase the amount of time and money necessary to develop and bring the product to market.

         We will also become subject to the jurisdiction of various other regulatory and enforcement departments and agencies, such as the Federal Trade Commission and the Department of Justice in the U.S., and will be, therefore, subject to possible administrative and legal proceedings and actions by those organizations. Such actions may include product recalls, seizures and other civil and criminal sanctions.

         It is difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting us.

Intellectual Property

         We conduct our business under the trade name "PetMedExpress." We have taken steps to register and protect this mark, and believe this mark has significant value, and is important factor in the marketing of our products. We have also obtained the right to the Internet address www.petmedexpress.com. As with phone numbers, we do not have and cannot acquire any property rights in an Internet address. We do not expect to lose the ability to use the Internet address, however, there can be no assurance in this regard and such loss would have a material adverse effect on our financial position and results of operations.

Employees

         We currently have 95 full time employees, including:

         -        55 in sales and telemarketing,
         -        four in accounting,
         -        six in our pharmacy, including two pharmacists,
         -        10 warehouse, shipping and operations personnel,
         -        seven customer service representatives,
         -        six in information technologies and Internet support,
         -        two in purchasing,

         -        three in marketing and advertising, and
         -        two members of senior management.

         None of our employees are represented by a labor union, and we are not governed by any collective bargaining agreements. In our opinion, we have a satisfactory relationship with our employees.

Item 2.  Financial Information

         This section presents our selected financial data. You should read this selected financial data along with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section later in this registration statement, as well as our financial statements and related notes also contained later in this registration statement.

Operating Data:
                                                                                           Six Months Ended
                                               Fiscal Year Ended March 31,                   September 30,
                                               ---------------------------             ----------------------
                                        1997            1998            1999            1998            1999
                                        ----            ----            ----            ----            ----
                                                                                     (unaudited)     (unaudited)
Sales                                  $602,191      $3,634,275      $10,311,714      $5,371,329      $8,344,961
Gross profit                            251,653       1,596,399        4,665,527       2,454,941       3,724,562
Total operating
  expenses                              476,672       2,598,025        4,270,580       1,960,583       3,589,563
Net Income (loss)                      (227,517)       (980,790)         470,672         568,377          42,981
Net Income (loss) available
 to common shareholders                (227,517)       (980,790)        (300,853)       (203,148)         42,981
Earnings (loss) per common
 share:
   Basic                               $  (0.06)     $    (0.22)     $     (0.06)     $    (0.04)     $     0.01
   Diluted                             $  (0.06)     $    (0.22)     $     (0.06)     $    (0.04)     $     0.00
Weighted average number
    of common shares
    outstanding:
    Basic                             4,009,500       4,494,054        5,333,355       4,848,165       6,328,572
    Diluted                           4,009,500       4,494,054        5,333,355       4,848,165       8,679,226


Balance Sheet Data:
                                                March 31,                                 September 30,
                                        ---------------------------                   -------------------
                                      1997            1998         1999                1998           1999
                                      -----           ----         ----                ----           ----
                                                                                   (unaudited)     (unaudited)
Current Assets                     $ 222,105      $1,653,806     $2,671,434         $2,271,353      $3,339,474
Total Assets                         343,947       1,966,509      5,644,008          2,657,075       6,750,437
Total Liabilities                    109,408       1,365,775      2,704,790            439,321       3,511,240
Working Capital                      140,564         342,363      2,022,595          1,924,885       2,100,974
Stockholders' Equity                 234,539         600,734      2,939,218          2,217,755       3,239,197
Capital Lease Obligations             43,012          40,362         16,527                  -         249,869
Other Long Term Liabilities        $       -      $   33,787     $2,049,252         $    9,550      $2,136,950

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read together with our financial statements and related notes contained later in this registration statement. The discussion contains forward looking statements that are subject to certain uncertainties, and our actual results of operations may differ materially from those contained in the forward looking statements.

Overview

         We were incorporated in the state of Florida in January 1996. From inception until approximately August 1996 our operations consisted mostly of start-up activities such as the development and refinement of a business plan and internal procedures and obtaining the necessary licenses and permits to dispense prescription medications in all 50 states. In the fall of 1997 we issued our first catalog which displayed approximately 1,200 items which were prescription and non-prescription pet medications, as well as pet accessories and health supplements. We have now expanded our product line to approximately 2,000 of the most popular pet items and have continually refined our catalog and catalog marketing techniques. We also market our products on our web site. While less than 6% of our sales are currently made on the Internet, we believe our products are well-positioned to be marketed and sold online. Our new web site, which we believe will enable us to increase our online sales, is expected to be launched in February 2000.

         Since October 1997, we have consistently advertised our products on national cable TV channels such as the Animal Planet and the PreVue Channel.

Results of Operations

Years Ended March 31, 1999 (fiscal 99), March 31, 1998 (fiscal 98) and March 31, 1997 (fiscal 97)

Sales

         In fiscal 97 we were in operation approximately six months, and generated $602,191 in sales of prescription and non-prescription pet medications. This was followed by sales of $3,634,275 in fiscal 98, our first full year of operation, which consisted of pet accessories as well as pet medications. Sales in fiscal 99 were $10,311,714 and again consisted of pet accessories as well as pet medications. The increase in sales was internally generated and we believe the increase in sales is attributable to advertising and marketing campaigns as well as reorders from new and existing customers.

Gross Profit

         Gross profit represents the difference between the sale price of an item and its weighted average cost. Our gross margin as a percentage of sales in fiscal 97, 98 and 99 was 42%, 44% and 45%, respectively, reflecting the impact of volume purchasing on our product acquisition costs as our sales increased.

Operating Expenses

         Operating expenses, consisting primarily of payroll, advertising and occupancy expenses, were $476,672, $2,598,025 and $4,270,580 for fiscal 97, 98 and 99, respectively. These increases from year to year were primarily due to increases in sales and support staff, and increased expenditures for advertising and marketing.

         Operating expenses, consisting primarily of payroll, advertising and occupancy costs, as a percentage of sales were 79%, 71% and 41% for years 97, 98 and 99, respectively. The decline in operating expenses as a percentage of sales is the result of the absorption of startup costs in fiscal 97 and 98, and the effects of economies of scale as sales increased. We intend to continue to devote significant dollars to advertising.

Income Taxes

         We have had a cumulative net loss for the three year period that we have been in business so we have not recorded any accruals for income taxes for these periods. Also, we provided a valuation allowance against most of the deferred income tax assets resulting from the underlying net operating loss carryforwards.

Net Income (Loss)

         We had net losses of $227,517 and $980,790 for fiscal 97 and 98, respectively. For fiscal 99, we had net income of $470,672. Due to the $771,525 accretion for a beneficial conversion feature on preferred stock, there was a net loss available to common stockholders of $300,853 for that year. The accretion for beneficial conversion feature represents a non-recurring non-cash charge that resulted from the issuance of Convertible Preferred Stock with a common stock conversion price that was lower than our common stock market price on the date of issuance.

Six Months Ended September 30, 1999 and 1998

Sales

         Sales increased to $8,344,961 for the six months ended September 30, 1999, which represents a 55% increase over sales of $5,371,329 for the six months ended September 30, 1998. This increase is primarily the result of our ability to recruit new customers through advertising, and to obtain reorders from existing customers.

Gross Profit

         Gross profit as a percentage of sales was 46% and 45% for the six months ended September 30, 1998 and 1999, respectively. The slight decrease in gross profit as a percentage of sales is the result of the increase in sales of non-medication pet products as a percentage of total sales.

Operating Expenses

         Operating expenses were $1,960,583 and $3,589,563 for the six month periods ended September 30, 1998 and 1999, respectively. The $1,628,980 or 83% increase is due to higher occupancy costs, including depreciation resulting from our move to larger owned facilities in May 1999, and increases in advertising and sales and support staff to enable us to sustain our sales growth. Operating expenses as a percentage of sales were 37% and 43% for the six month periods ended September 30, 1998 and 1999, respectively. Operating expenses increased for the period ended September 30, 1999 as a result of a planned expansion of PetMedExpress' infrastructure and employee base to support its growth strategy. While there has been an increase in operating expenses for the six month period ended September 30, 1999, we anticipate that the increase in operating expenses as a percentage of sales should decline as sales increase.

Income Taxes

         There was no income tax accrual for the six month period ended September 30, 1998 due to the utilization of prior net operating losses to offset taxable income for the period. For the six month period ended September 30, 1999, no tax provision was recorded since PetMedExpress anticipates no tax expense will be incurred during fiscal 2000.

Net Income (Loss)

         We had net income of $568,377 for the six months ended September 30, 1998. However, after reflecting a one-time non-cash charge of $771,525 for the accretion for beneficial conversion feature of preferred stock in the period, a loss of $203,148 was available to common stockholders. For the six months ended September 30, 1999, net income was $42,981.

Liquidity and Capital Resources

We have primarily funded our operations through the private placement of securities. In May 1997, we raised $462,057 of net proceeds through a private placement of common stock. In April 1998, we raised an additional $887,813 of net proceeds from the private placement of 250,000 shares of Convertible Preferred Stock, and in February 1999 we raised $819,167 of net proceeds from the sale of 330,333 shares of common stock. We have financed major equipment acquisitions with capital leases, and as of September 30, 1999, we had outstanding lease commitments of $249,869. The acquisition of a 50,000 square foot building in which all of our offices and operations reside was initially financed with an unsecured loan from the father of our president and CEO in February 1999, and was subsequently refinanced with a seven year mortgage from a commercial bank at 7.75%. In September 1999, we obtained a working capital line of credit from a commercial bank in the amount of 40% of our inventory value up to $1,000,000. The line is secured by our inventory and interest is at the bank's base lending rate plus 1%. As of September 30, 1999, we had not utilized any of the working capital line of credit.

         Our sales are primarily paid for by credit cards for which we usually receive cash settlement in two to three banking days. This minimizes our accounts receivables balances relative to sales levels.

         We have been exploring opportunities to secure additional funding to enable us to support our growth strategy. However, we do not have any firm commitments for additional funding. There can be no assurances that additional funding will be available to us, or that any such funding would be available at terms satisfactory to us. We believe that we can continue to meet our financial obligations and to sustain revenue growth utilizing cash generated from operations and proceeds from equipment leases and from our working capital line of credit for at least the next twelve months.

Seasonality

         Sales are seasonal since certain flea, tick and heartworm medications are sold in greater quantities during the spring and summer months in the northern United States.

Year 2000 Compliance

         We were aware of the issues associated with the programming code in existing computer systems as the year 2000 approached. We reviewed all software and hardware used internally by us in all support systems to determine whether they were Year 2000 compliant. Our software had already been upgraded by the manufacturer, or was recently purchased and was Year 2000 compliant. We also installed the suppliers' Year 2000 upgrades to our accounting systems. The only outside vendor upon which we relied, other than utility companies and similar businesses, was the company which provides us with access to the Internet. This company had previously informed us that its system was Year 2000 compliant. Since January 1, 2000 we have experienced no disruptions in our systems or those of third parties, or other computer related problems as a result of processing dates beyond 1999. However, we cannot say with any certainty that we will not experience any Year 2000 problems in the future.

         The costs to us to in identifying and evaluating Year 2000 compliant issues were not material. Most of our expenses have related to the upgrades or replacements, when necessary, of software or hardware, as well as costs associated with time spent by our employees in the evaluation process and Year 2000 compliance matters generally. These expenses were not material to our financial position or results of operations.

Item 3.  Properties

         All of our facilities, and our principal executive offices, are housed in a 50,000 square foot building located in Pompano Beach, Florida which we own. The building was purchased in February 1999, and carries a seven year 7.75% mortgage with a commercial bank in the original principal amount of $1,680,000. At November 30, 1999, the principal amount due under this mortgage was $1,649,791. The payments are based on a 20-year amortization of the principal, with a seven year balloon payment due in May 2006. The one story building sits on approximately 4.37 acres located in an office and industrial park near Interstate 95, a major north/south corridor in Florida. We believe that current zoning for this location would allow for a 20,000 square foot expansion of this building, if required.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

On December 31, 1999 there were 6,369,822 shares of our common stock issued and 6,250 shares of our Convertible Preferred Stock issued and outstanding. Each share of Convertible Preferred Stock is convertible at the holder's option into
4.05 shares of our common stock. The following table sets forth as of December 31, 1999 information as to the common stock ownership of:

         -        each of our directors, executive officers,
         -        all executive offices and directors as a group, and
         - all persons known by us who beneficially own more than 5% of our common stock.

The following table also assumes the conversion of all 6,250 shares of our Convertible Preferred Stock into 25,313 shares of our common stock. Unless otherwise indicated, each person's address is 1441 SW 29 Avenue, Pompano Beach, Florida 33069.



         Name of                       Amount and Nature                    Percentage
         Beneficial Owner           of Beneficial Ownership                  of Class
         ----------------           -----------------------                  --------
         Marc Puleo, M.D.                      2,936,250                        37.6%
         Christopher Lloyd                     1,555,250                        24.2%
         Gian Fulgoni                             25,000                           *
         Edward Bottum                                 0                         n/a
         William Weaver                                0                         n/a
         George Garrick                                0                         n/a
         Lynda Reitzenstein                      375,000                         5.9%
         Marpul Trust                          1,496,250                        23.5%
         Double Diamond
         Trading, Inc.                         1,796,250                        27.0%
         All executive officers
         and directors as a
         group (six persons)                   4,516,500                        57.5%

---------------

*        less than 1%

In the preceding table:

         - Marpul Trust is a trust established by Dr. Puleo under an agreement dated September 3,1999, in which 1,496,250 shares of our common stock owned by him were deposited, and of which he is the beneficiary. Mr. Christopher Lloyd, one of our officers and directors, and Southpac Trust International, Inc. are trustees.

         -        Dr. Puleo's holdings include:

                  - options held by him to purchase 300,000 shares of common stock at $.163 per share until May 2002,

                  - options held by him to purchase 240,000 shares at $1.00 per share until May 2002,

                  - options held by him to purchase 600,000 shares at $1.25 per share until May 2003,

                  - 1,496,250 shares owned by Double Diamond Trading Inc. over which Dr. Puleo holds voting control until December 29, 2001, subject to a two year extension upon the mutual consent of the parties, under a voting proxy granted him on December 29, 1999, and

                  - options held by Double Diamond Trading to purchase 300,000 shares at $.367 per share until May 2002. The stock underlying these options are included in the voting proxy held by Dr. Puleo.

         - The amount beneficially owned by Dr. Puleo excludes options to purchase an additional 300,000 shares of our common stock at $1.25 per share which may be earned by him under the terms of his employment agreement.

         - The amount over which Mr. Lloyd has voting control includes 1,496,250 shares owned by Marpul trust of which Mr. Lloyd has shared voting power. Mr. Lloyd's holdings exclude options to purchase a total of 270,000 shares of common stock at prices ranging from $4.50 to $7.00 per share which have not yet vested, as well as options to purchase 50,000 shares of our common stock at $3.50 which have not yet vested.

         - Mr. Fulgoni's holdings exclude options to purchase 60,000 shares of our common stock at $6.125 per share which have not yet vested.

         - Mr. Bottum's holdings exclude options to purchase 60,000 shares of our common stock at $6.125 per share which have not yet vested.

         - Mr. Weaver's holdings exclude options to purchase 60,000 shares of our common stock at $6.125 per share which have not yet vested.

         - Mr. Garrick's holdings exclude options to purchase 60,000 shares of our common stock at $4.00 per share which have not yet vested.

         - Ms. Reitzenstein's address is 5560 NE 33 Avenue, Fort Lauderdale, FL 33308.

         - Double Diamond Trading's holdings include options to purchase 300,000 shares of our common stock at $.367 per share until May 2002. The shares of our common stock owned by Double Diamond Trading which are currently outstanding, together with the shares which are issuable upon the exercise of these options are included in the voting proxy held by Dr. Puleo. Mr. Ami Weitzman is the sole officer, director and shareholder of Double Diamond Trading, Inc. and its address is c/o Citco BVI Ltd., Post Office Box 662, Roadtown, Tortola, BWI.

Item 5.  Directors and Executive Officers

Directors and Executive Officers

         Our directors and executive officers are as follows:

Name                      Age                                Positions Held
----                      ---                                --------------
Marc Puleo, M.D.           35                        Director, President, Chief Executive Officer,
                                                     Treasurer, Secretary and Director

Christopher Lloyd          33                        Director and Chief Operating Officer

Gian Fulgoni               51                        Director

Edward Bottum              65                        Director

William Weaver             64                        Director

George Garrick             46                        Director

Marc Puleo, M.D. has served as our president, chief executive officer, treasurer, secretary and a member of our board of directors since our inception in January 1996. Dr. Puleo is also the president of South Florida Anesthesia Professionals, Fort Lauderdale, Florida since founding the company in January 1996. From June 1997 until June 1998, Dr. Puleo was vice president of Dynamic Press, Inc., an offset printing and direct marketing company. Dr. Puleo, an anesthesiologist, was employed with Anesthesia Professional Association, North Ridge Medical Center and North Ridge Outpatient Surgery Center from December 1994 through December 1995. From July 1991 through June 1994, Dr. Puleo was an anesthesia resident with the University of Illinois Hospitals and Clinics, the Michael Reese Hospital, the Westside Veteran's Administration Hospital, the University of Illinois Eye and Ear Infirmary, the Nathan Cummings Surgicenter, and the University of Illinois Pain Clinic, Chicago, Illinois. Dr. Puleo received his medical degree from the University of Illinois College of Medicine, Chicago, Illinois in June 1990.

Christopher Lloyd has served on our board of directors since February 1998 and as our chief operating officer since June 1999. From 1990 until joining PetMedExpress, Mr. Lloyd was employed by Advocate Ravenswood Hospital Medical Center, Chicago, Illinois, in a variety of senior management positions, serving from 1996 until May 1999 as president of Ravenswood Health Enterprises and vice president of Ravenswood Health Care Corporation where he was responsible for all for-profit subsidiaries in an integrated hospital/ambulatory care network.

During 1988 and 1989, Mr. Lloyd was employed by St. Francis Hospital of Evanston, Evanston, Illinois in the positions of both Administrative Fellow and Assistant Administrator. Mr. Lloyd received a B.S. in Biology in 1986 and a M.S. in Hospital and Healthcare Administration in 1988 from St. Louis University.

Gian Fulgoni has been a member of our board of directors since August 1999. Since November 1998, Mr. Fulgoni has been CEO of Lancaster Enterprises, LLC, an investment firm which develops information technology to increase target marketing in both the traditional and e-commerce sectors. From 1986 until November 1998, Mr. Fulgoni was CEO of Information Resources, Inc. (Nasdaq National Market: IRIC), a market research company which pioneered the use of scanning data in the consumer package goods industry. Mr. Fulgoni continues to serve on Information Resource's board of directors, a position he has held since 1981. Mr. Fulgoni has been a member of the board of directors of Platinum Technology, Inc., a software company, since 1990, and a member of the board of directors of Yesmail.com, Inc., a leading provider of comprehensive permission mail direct marketing solutions, since March 1999.

Edward Bottum has been a member of our board of directors since August 1999. Mr. Bottum is the retired vice chairman of Continental Bank Corporation (1959 to 1990). Since April 1990 he has been the managing director of Chase Franklin Corporation, a merchant bank. Mr. Bottum also serves in a number of other positions, including as a member of the board of directors of Kellwood Co. (NYSE: KWD), a manufacturer and marketer of apparel and related soft goods, since 1981; trustee of The Time Horizon Funds, a mutual fund family, since July 1995; the chairman of Learning Insights, Inc., a publisher of interactive multimedia training products, since February 1996; trustee of Pacific Innovations Trust, a mutual fund for variable annuities, since December 1996; trustee of Underwriters Laboratories, Inc., a product safety certification company, since May 1997; a member of the board of directors of CNA Income Shares, Inc. (NYSE: CNN), a closed end fixed income fund, since April 1999; and a member of the board of directors of Alleghany Asset Management, Inc., an asset manager, since April 1999.

William Weaver has been a member of our board of directors since August 1999. Mr. Weaver is a senior partner of the Chicago based law firm Sachnoff & Weaver, Ltd., and manages the corporate securities section of the firm. Mr. Weaver joined Sachnoff & Weaver, Ltd. in 1963. Mr. Weaver has been a member of the board of directors of USFreightways Corporation (Nasdaq National Market: USFC), a leading provider of transportation services and innovative logistics solutions, since 1994, and a member of the board of directors of System Software Associates, Inc. (Nasdaq National Market: SSAX), a leading provider of cost-effective business enterprise solutions to the industrial sector worldwide, since December 1986. Mr. Weaver also serves on the boards of directors of several privately-held corporations.

George Garrick has been a member of our board of directors since October 1999. Since May 1998 Mr. Garrick has been the chairman, CEO and president of Flycast Communications Corp. (Nasdaq National Market: FCST), a leading provider of web-based direct response advertising solutions to advertisers. Prior to joining

Flycast, from September 1997 until May 1998, Mr. Garrick owned and operated his own private venture and consulting company, G2 Ventures, Inc. From April 1997 until September 1997, Mr. Garrick served as Chief Marketing Officer for PowerAgent, Inc., an Internet media and marketing company. From March 1996 until April 1997, Mr. Garrick founded and operated NetROI LLC, an audience measurement software company. From November 1993 until March 1996, Mr. Garrick served as the President and Chief Executive Officer of Information Resources, Inc.-North America, a marketing measurement company. Other than the period from July through October 1993, when Mr. Garrick served as President and Chief Executive Officer of Nielsen Marketing Research U.S.A., a unit of A.C. Nielsen Co., Mr. Garrick served Information Resources, Inc., a market measurement company, in various capacities from 1981 until his departure in March 1996. Mr. Garrick holds B.S. degrees in Mathematics and Engineering and an M.S. degree in Management from Purdue University.

         There is no family relationship between any of the executive officers and directors. Each director is elected at our annual meeting of shareholders and holds office until the next annual meeting of shareholders, or until his successor is elected and qualified. The bylaws permit the board of directors to fill any vacancy and such director may serve until the next annual meeting of shareholders or until his successor is elected and qualified. Officers are elected annually by the board of directors and their terms of office are at the discretion of the board. Our officers devote full time to our business.

Committees of the board of directors

         In October 1999 we established an Audit Committee of our board of directors. The Audit Committee's duties include the following, in addition to such other duties as may be established from time to time by the board of directors:

         - the recommendation to the entire board of directors of the firm to be employed as our independent public accountants,

         -        review the scope of the audit and audit fees,

         - consulting with the independent auditors with regard to the plan of audit, the audit report and the management letter, and

         - conferring with the independent auditors with regard to the adequacy of internal accounting controls, as appropriate, out of the presence of management.

         Messrs. Fulgoni, Bottum and Weaver are the members of the Audit Committee.

         A Technology Advisory Panel formed in April 1999 to provide advice to our board on the implementation of our online strategies, and to assist us in establishing strategic alliances was discontinued with the expansion of our Board of Directors.

Item 6.  Executive Compensation

Summary Compensation Table

         The following table provides a summary of cash and non-cash compensation for each of the last three fiscal years ended March 31, 1999, 1998 and 1997 with respect to our following officers:

                                                                                  Long - Term
                                         Annual Compensation                      Compensation Awards
                           --------------------------------------------           Options
Name and                                                   Other Annual           Number of      All Other
Principal Position         Year     Salary     Bonus       Compensation           Shares         Compensation
------------------         ----     ------     -----       ------------           -------------  ------------
Marc Puleo                 1999       -          -              -                     600,000           -
                           1998       -          -              -                     540,000    $251,000(a)
                           1997       -          -              -                           -           -

(a) represents the calculated value of the difference between the exercise price and the market value on date of grant of options to purchase 300,000 shares

Option grants in last fiscal year

         The following table sets forth certain information with respect to stock options granted in fiscal 1999 to the named executive officers.

                   OPTION GRANTS IN YEAR ENDED MARCH 31, 1999

                                                                 Individual Grants
                                                     ----------------------------------------
                             No. of Securities       % of Total Options
                             Underlying              Granted to Employees           Exercise   Expiration
Name                         Options Granted         in Fiscal Year                 Price      Date
----                         ---------------         --------------                 -----      ----
Marc A. Puleo, M.D.              600,000                  30.2%                      $1.25          May 2003
President, Chief
Executive Officer,
Director

Year end option table

     During the fiscal year ended March 31, 1999 none of the named executive officers exercised any options issued by PetMedExpress. The following table sets forth information regarding stock options held as of March 31, 1999 by the named executive officers.


             AGGREGATE OPTION EXERCISES IN YEAR ENDED MARCH 31, 1999
                           AND YEAR-END OPTION VALUES

                                                        No. of Securities
                                                     Underlying Unexercised            Value of Unexercised
                   Shares                                  Options at                 In-the-Money options at
                 Acquired on        Value                March 31, 1999                   March 31, 1999
Name              Exercise        Realized         Exercisable    Unexercisable     Exercisable    Unexercisable
----              --------        --------         -----------    -------------     -----------    -------------
Marc A. Puleo,       -               -             1,140,000         600,000        $5,943,500     $2,925,000
President,  CEO

Employment Agreements

         In May 1998, we entered into a two year employment agreement with Dr. Puleo to serve as its President and chief executive officer. Under the terms of the employment agreement:

         * Dr. Puleo received options to acquire an aggregate of 600,000 shares of our common stock, exercisable until May 2003 at $1.25 per share, as compensation for his services to us during this period,

         * On the earlier of March 31, 2003 or the fiscal year in which we report sales of at least $20,000,000 or income from operations of at least $2,000,000 for any fiscal year on or before the fiscal year ending March 31, 2001, Dr. Puleo will receive a performance based bonus of five year options to purchase up to an additional 600,000 shares of our common stock at $1.25 per share,

         * Dr. Puleo can participate in any profit-sharing or retirement plan and in other employee benefits applicable to our employees and executives,

         * We can terminate the employment of Dr. Puleo either with or without good cause. If we terminate Dr. Puleo without cause, we are obligated to grant Dr. Puleo the performance-based options provided we should thereafter meet the stated criteria within the fiscal year in which Dr. Puleo was terminated. To the extent that Dr. Puleo's employment is terminated for cause, no severance benefits shall be paid.

         The employment agreement contains customary non-disclosure provisions, as well as an 18 month non-compete following the termination of the agreement.

         In June 1999, we entered into a five year employment agreement with Christopher Lloyd, our chief operating officer. Under the terms of the employment agreement:

         * Mr. Lloyd receives an annual salary of $80,000, subject to increase upon an annual review by our board of directors,

         * Mr. Lloyd was granted options to acquire an aggregate of 300,000 shares of our common stock, at $7.00 per share, which vest at the rate of 50,000 options on date of grant and on each anniversary date of the employment agreement. These options are exercisable for five years from the date they vest,

         * Mr. Lloyd was granted options to acquire an aggregate of 50,000 shares of our common stock, at $3.25 per share which vest at the rate of 25,000 shares in November 1999, and 25,000 shares in January 2000, and are exercisable for five years from the date they vest.

         * Mr. Lloyd can participate in any profit-sharing or retirement plan and in other employee benefits applicable to our employees and executives,

         * We can terminate the employment of Mr. Lloyd either upon mutual consent or for cause. If we should terminate Mr. Lloyd, no severance benefits shall be paid. Mr. Lloyd is also entitled to terminate the employment agreement for "good reason." The employment agreement provides that "good reason" includes if we should:

                  - remove Mr. Lloyd from, or fail to re-elect him to, the office of chief operating officer without his prior written consent,

                  - reduce his salary or materially fail to comply with Compensation and Benefits section of the agreement, or

                  - require Mr. Lloyd to be based at any office or locations other than those located in Broward County, Florida.

                  In the event of termination with good reason, Mr. Lloyd is entitled to the balance of his salary, options and benefits under the employment agreement.

         * In the event Mr. Lloyd is terminated or a sale occurs of all or substantially all of our assets or a merger, stock exchange or other form of business combination occurs, the result of which being that our shareholders immediately preceding this transaction will own, after the transaction, less than 51% of our then issued and outstanding voting securities, on the effective date of either the sale or the business combination all options granted to Mr. Lloyd which have not yet vested will immediately vest and become exercisable.

         * The employment agreement contains customary non-disclosure provisions, as well as an 18 month non-compete following the termination of the agreement.

Directors Compensation

         We have adopted a compensation policy for our outside directors, which includes:

         * options are granted upon appointment under our 1998 Stock Option Plan to purchase 60,000 shares of our common stock, exercisable at the fair market value on the date of grant, to each outside director. These options vest at the rate of 15,000 options on the first, second, third and fourth annual anniversary date of the date of grant, provided:

                  - that the individual remains a member of our Board of Directors on the respective vesting date, and

                  - that the individual has attended (in person or by telephonic conference call if the meeting is held via such means) at least 75% of the meetings of the Board of Directors during the 12 calendar months immediately preceding the respective vesting date.

         * the options also provide that in the event of a sale of all or substantially all of our assets, or a merger, stock exchange or other form of business combination, the result of which being that our shareholders immediately preceding such transaction will own, after the consummation of such business combination, less that 51% of our than issued and outstanding voting securities, then, in such event, on the effective date of either the sale of all or substantially all of our assets or a business combination, all options not previously vested will immediately vest and become exercisable.

         * directors and officers insurance coverage in an amount reasonably acceptable to us, and

         * reimbursement for all reasonable out-of-pocket expenses the outside director incurs in attending our board of directors meetings.

         Messrs. Fulgoni, Bottum, Weaver and Garrick are currently our outside directors. In July 1999, when they joined our board, we granted each of Messrs. Fulgoni, Bottum and Weaver 60,000 options, exercisable at $6.125 per share, as compensation for their board service. In September 1999, upon joining our board, we granted Mr. Garrick 60,000 options, exercisable at $4.00 per share, as compensation for his board service.

         Members of our board of directors who are our executive officers do not receive any additional compensation for their services to us in their capacity as a member of our board of directors, other than coverage under our directors and officers insurance policy.

1998 Stock Option Plan

         The 1998 Stock Option Plan allows us to grant up to 3,000,000 options to key employees, including officers, and to non-employee directors and consultants. These options are intended to qualify either as incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or as nonstatutory stock options, which are options that are not intended to meet the requirements of that section of the Internal Revenue Code.

         The plan is administered by our board of directors. Under the plan, our board of directors has the authority to determine:

         -        the persons to whom options will be granted,

         -        the number of shares to be covered by each option,

         - whether the options granted are intended to be incentive stock options,

         -        the manner of exercise, and

         - the time, manner and form of payment upon exercise of an option.

         Incentive stock options granted under the plan may not be granted at a price less than the fair market value of our common stock on the date of grant (or less than 110% of the fair market value in the case of employees holding 10% or more of our voting stock). Nonstatutory options may be granted at an exercise price established by our board of directors, but cannot be less than par value per share ($.001) of our common stock. Incentive stock options granted under the plan must expire not more than 10 years from the date of grant, and not more than five years from the date of grant in the case of incentive options granted to an employee who holds 10% or more of our voting stock.

         As of November 30, 1999 options to purchase 2,319,400 shares of our common stock, at exercise prices ranging from $1.25 to $7.00 per share, were outstanding under our 1998 Stock Option Plan.

Item 7.  Certain Relationships and Related Transactions

         In May 1997, Dr. Puleo was granted options to purchase 300,000 shares of our common stock exercisable at $.163 per share until May 2002. Such options were granted as additional consideration for the initial working capital of approximately $110,000 provided to us by Dr. Puleo.

         In May 1997, we also granted options to Double Diamond Trading, Ltd., a principal shareholder, to purchase 300,000 shares of our common stock at $.367 per share exercisable until May 2002. Such options were granted as additional consideration for initial working capital of approximately $90,000 provided to us by Double Diamond Trading, Ltd. Mr. Ami Weitzman is the sole officer, director and shareholder of Double Diamond Trading, Ltd.

         In December 1998, Dr. Puleo advanced us $100,000 to be used as a deposit on the purchase of the land and building which are now our principal offices. The advance was repaid without interest in February 1999.

         In February 1999, we borrowed $1,950,000 from the father of Dr. Puleo to purchase the building and land we presently occupy as our principal offices. The loan was unsecured and carried interest at 15% per annum. The note was renewed as of March 31, 1999 for a two year period with an annual interest rate of 15% for April 1999, and 12% thereafter. On May 30, 1999 $1,500,000 of the note was repaid with the proceeds from a mortgage on the building and land obtained by us from a commercial bank, and the balance was repaid in October 1999.

         We have purchased printing and mailing services from a company of which Dr. Puleo served as vice president of marketing from June 1997 until June 1998. For the fiscal years ended March 31, 1999 and 1998, we spent approximately $97,856 and $17,819, respectively, for these printing and mailing services. We did not use this company's services during fiscal 1997 and discontinued their services in late 1998. We believe the prices paid to this company were approximately the same as or less than we would have paid from another third party source.

Item 8.  Legal Proceedings

         Except as described earlier under the heading "Government Regulation Which Affects our Business", we are not a party to any pending legal proceeding the resolution of which, our management believes, would have a material adverse effect on our results of operations or financial condition, nor to any other pending legal proceedings other than ordinary, routine litigation incidental to its business.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

         Our common stock has been trading on the OTCBB under the symbol "PETS" since September 16, 1997. The following table sets forth for the period indicated the range of high and low closing sales prices per share of our common stock as reported on the OTCBB.

                                                      High     Low
                                                      ----     ---

Fiscal 1998
Second Quarter                                       $ 1.58   $ 1.25
Third Quarter                                        $ 1.67   $ 1.33
Fourth Quarter                                       $ 1.67   $ 1.25

Fiscal 1999
First Quarter                                        $ 3.67   $ 1.33
Second Quarter                                       $ 3.54   $ 2.75
Third Quarter                                        $ 4.75   $ 2.71
Fourth Quarter                                       $ 8.125  $ 3.50

Fiscal 2000
First Quarter                                        $ 8.75   $ 6.125
Second Quarter                                       $ 6.875  $ 4.375
Third Quarter                                        $ 5.00   $ 2.50

         As of December 31, 1999, there were 52 holders of record of our common stock. The closing sales price for the common stock on January 4, 2000 as reported on the OTCBB was $3.50.

Dividend Policy

         The payment of dividends, if any, on either the Convertible Preferred Stock or our common stock is solely at the discretion of our board of directors. We have not declared or paid any dividends on either our Convertible Preferred Stock or our common stock, and we do not currently intend to declare or pay cash dividends in the foreseeable future. Our board of directors, in their sole discretion, determines the payment of dividends, if any, after taking into account various factors, including our financial condition, results of operations, current and anticipated cash needs and plans for expansion.

Item 10. Recent Sales of Unregistered Securities

         In May 1997, we granted Dr. Puleo options to purchase 300,000 shares of our common stock exercisable at $.163 per share until May 2002. Such options were granted as additional consideration for the initial working capital of approximately $110,000 provided to us by Dr. Puleo. In May 1997, we also granted options to Double Diamond Trading, Ltd., a principal shareholder, to purchase 300,000 shares of our common stock at $.367 per share exercisable until May 2002. Such options were granted as additional consideration for initial working capital provided to us by Double Diamond Trading, Ltd. Mr. Ami Weitzman is the sole officer, director and shareholder of Double Diamond Trading, Ltd. Both Dr. Puleo and Double Diamond Trading, Ltd., including Mr. Weitzman, are accredited investors and these options were granted under an exemption from registration under the Securities Act of 1933 in reliance on Section 4(2) of the act. These options remain unexercised.

         In May 1997, PetMedExpress sold an aggregate of 777,749 shares of its common stock at $1.00 per share on a "best efforts" basis in a private placement. This private placement was exempt from registration under the Securities Act of 1933 in reliance on Sections 4(2) or 3(b) of such act, and Rule 504 of Regulation D. This offering was made to accredited or otherwise qualified investors who met the suitability standards set forth in the private offering memorandum. Investors who were not accredited investors had full access to, or were otherwise provided with, all relevant information reasonably necessary to evaluate PetMedExpress.

         During fiscal 1998 we granted an option and a warrant to purchase an aggregate of 540,000 shares of common stock at an average exercise price of $1.14 per share to two unrelated entities in exchange for financial and operational consulting services. The recipients were accredited investors, and the securities were issued under an exemption from registration under the Securities Act of 1933 in reliance on Section 4(2) of the act.
The option and the warrant remain unexercised.

         In January 1998, PetMedExpress issued 27,000 shares of common stock to three key employees as compensation for services. These employees were sophisticated investors and had full access to, or were otherwise provided with, all relevant information reasonably necessary to evaluate PetMedExpress. These shares were returned to the Company and canceled in March 1998.

         In April 1998, we sold an aggregate of 250,000 shares of our Convertible Preferred Stock to a group of accredited or otherwise sophisticated investors in a private placement exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) and Regulation D, Rule 505, at a sale price of $4.00 per share on a "best efforts" basis. The sophisticated investors had full access to, or were otherwise provided with, all relevant information reasonably necessary to evaluate PetMedExpress. Each share of Convertible Preferred is convertible, at the option of the holder, into 4.05 shares of common stock. Noble International Investments, Inc., an NASD member firm, acted as placement agent in the offering and as compensation therefore received a commission equal to 10% of the sales made by it and a non-accountable expense allowance equal to 3% of the sales made by it. An aggregate of 243,750 shares of Convertible Preferred Stock were converted into common stock as of the date of this registration statement and 6,250 shares are outstanding.

         In April 1998, we issued an option to purchase an aggregate of 103,500 shares of our common stock to a group of five individuals and entities as compensation for services rendered to PetMedExpress. The options are exercisable at an average exercise price of $1.55 per share, and were issued under an exemption from registration under the Securities Act of 1933 in reliance on
Section 4(2) of that act. These individuals and entities accredited or otherwise qualified investors who had full access to, or were otherwise provided with, all relevant information reasonably necessary to evaluate PetMedExpress.

         In May 1998, PetMedExpress issued an aggregate of 9,801 shares of its common stock to certain key employees as additional compensation for their services to PetMedExpress. These employees were sophisticated investors and had full access to, or were otherwise provided with, all relevant information reasonably necessary to evaluate PetMedExpress.

         In May 1998, we also issued 6,000 shares of common stock as compensation for legal services preformed for PetMedExpress. The recipient was an accredited investor and the issuance was exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of that act.

         In February 1999, PetMedExpress sold an aggregate of 333,333 shares of its common stock at $3.00 per share on a "best efforts" basis in a private placement. This private placement was exempt from registration under the Securities Act of 1933 in reliance on Sections 4(2) or 3(b) of such act, and Rule 504 of Regulation D. This offering was made to accredited investors. Noble received a selling commission equal to 10% of the gross proceeds of the offering.

Item 11. Description of Registrant's Securities to be Registered

         Our authorized capital consists of 20,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share.

Common Stock

         As of December 31, 1999 there were 6,369,822 shares of common stock issued and held of record by approximately 52 shareholders of record. We estimate there are in excess of 300 beneficial owners of our common stock. The common stock is traded on the OTCBB under the symbol "PETS."

         The issued and outstanding shares of common stock are fully paid and nonassessable. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of the stockholders, including election of directors. There is no cumulative voting in the election of directors. The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for the payment of dividends, at a time, and in amounts, as the board of directors may from time to time determine. The shares of common stock are not convertible, and the holders have no preemptive or subscription rights to purchase any securities of PetMedExpress. Upon liquidation, dissolution or winding up of PetMedExpress, the holders of common stock are entitled to receive pro rata the assets of PetMedExpress that are legally available for distribution, after payment of all debts and other liabilities.

Preferred Stock

         Our board of directors is authorized, without further shareholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series, and to fix or alter the designations, rights, preferences and any qualification, limitations or restrictions of the shares of each such series of preferred stock, including:

         -        the dividend rights,

         -        the dividend rates,

         -        conversion rights,

         -        voting rights,

         -        terms of redemption (including sinking fund provisions),

         -        redemption price or prices,

         -        liquidation preferences, and

         - the number of shares constituting any series or designations of a series.

         As of the date of this registration statement, a series of 250,000 shares of Convertible Preferred has been authorized by the board of directors, of which 6,250 shares remain unconverted and outstanding. The balance of these shares of Convertible Preferred Stock have previously been converted into shares of our common stock as provided by their terms. Therefore, 4,993,750 shares of preferred stock remain without designation. We have no present plans to issue any additional shares of preferred stock.

         The designations, rights and preferences of the Convertible Preferred provide that the shares

         - have full voting rights, share for share, with the then outstanding common stock as well as any other series of preferred stock then outstanding,

         - are convertible into 4.05 shares of common stock at any time at the option of the holder; provided, however, that the shares of Convertible Preferred must be converted in whole Units of 5,000 shares,

         -        are not redeemable,

         - pay dividends at the sole discretion of the board of directors, and

         - in the event of our liquidation or winding up, carry a liquidation preference equal to $4.00 per share, without interest.

Options and Warrants

Options

         As of November 30, 1999, in addition to the options granted under our 1998 Stock Option Plan, we have outstanding options not under the 1998 Stock Option Plan to purchase up to an additional 1,443,000 shares of common stock, including:

         -        options granted to Dr. Puleo to purchase:

                           - 300,000 shares of common stock at $.163 per share until May 2002, and

                           - 240,000 shares of the common stock at $1.00 per share until May 2002, and

         - options granted to a non-employee principal shareholder of PetMedExpress to purchase 300,000 shares of common stock at $.367 per share until May 2002;

         - options granted to various employees to purchase an aggregate of 199,500 shares of common stock at prices ranging from $1.25 to $1.33 per share until July 2002; and

         - options granted as compensation for services rendered to us to purchase an aggregate of 103,500 shares of common stock at prices ranging from $1.33 to $2.00 per share until July 2002. This includes an option to purchase 22,500 shares at $1.33 per share granted to an affiliate of Atlas, Pearlman, Trop & Borkson, P.A., counsel for PetMedExpress.

         Once vested, these options may be exercised from time to time by the holders until their expiration date, and may be transferred at the discretion of the holders. The options also contain customary anti-dilution provisions in the event that we declare a stock split or stock dividend or that we otherwise recapitalize PetMedExpress.

Warrants

         In March 1998 we issued to Noble International Investments, Inc., a broker-dealer who was serving as our investment bankers, a warrant to purchase 300,000 shares of common stock at $1.25 per share until May 2002. This warrant was issued as compensation for one year of services rendered to us by Noble under a two year investment advisory agreement which expired in March 1999.

         The warrants may be exercised from time to time by the holders until their expiration date, and may be transferred at the discretion of Noble. Noble has transferred these warrants to three individuals, including two of its principal shareholders. The warrants contain anti-dilution provisions in the event:

         -        stock splits

         -        stock dividends

         - if we make a general distribution to our common shareholders, other than as part of our dissolution or liquidation or the winding up of its affairs, of:

                  *        any shares of our capital stock,
                  *        any evidence of indebtedness, or
                  * any of our assets (other than cash, shares of common stock or securities convertible into shares of common stock)

         - if we offer rights or warrants to all holders of our common stock which entitles them to subscribe to or purchase additional shares of our common stock or securities convertible into shares of our common stock.

Item 12. Indemnification of Directors and Officers

         The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of Florida corporations. The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 13. Financial Statements and Supplementary Data


                              Financial Statements

                             PetMedExpress.com, Inc.

                    Years ended March 31, 1997, 1998 and 1999
             and six month periods ended September 30, 1999 and 1998
                       with Reports of Independent Auditors



                             PetMedExpress.com, Inc.

                              Financial Statements


             Years ended March 31, 1997, 1998 and 1999 and six month
                    periods ended September 30, 1999 and 1998




                                    Contents

Reports of Independent Auditors.................................................................................F-1-2

Financial Statements

Balance Sheets..................................................................................................F-3-4
Statements of Operations........................................................................................F-5
Statement of Changes in Stockholders' Equity....................................................................F-6
Statements of Cash Flows........................................................................................F-7-8
Notes to Financial Statements...................................................................................F-9-21


                         Report of Independent Auditors

The Board of Directors
PetMedExpress.com, Inc.

We have audited the accompanying balance sheet of PetMedExpress.com, Inc. as of March 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PetMedExpress.com, Inc. at March 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.


Ernst & Young LLP
West Palm Beach, Florida

June 23, 1999

                          Independent Auditors' Report

To the Board of Directors
PetMedExpress, Inc.
   Fort Lauderdale, Florida

We have audited the accompanying balance sheets of PetMedExpress, Inc. (the Company) as of March 31, 1998 and 1997, and the related statements of loss, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PetMedExpress, Inc. as of March 31, 1998 and 1997, and the results of their operations, changes in stockholders' equity and its cash flows for the years then ended, in conformity with generally accepted accounting principles.




Keefe, McCullough & Co., LLP
Fort Lauderdale, Florida
June 2, 1998

                                              PetMedExpress.com, Inc.

                                                  Balance Sheets


                                                                         March 31                   September 30
                                                                   1998             1999                1999
                                                            ------------------------------------ -------------------
                                                                                                    (Unaudited)
Assets
Current assets:
   Cash and cash equivalents                                    $   771,584       $   685,749         $   974,987
   Accounts receivable, less allowance for doubtful
     accounts of $5,489 and $3,849 as of March 31,
     1998 and 1999, respectively and $16,849 at
     September 30, 1999 (unaudited)                                 295,250           314,691             229,536
   Inventories                                                      468,697         1,576,713           1,939,183
   Prepaid expenses and other current assets                        118,275            94,281             195,768
                                                           ------------------------------------- -------------------
Total current assets                                              1,653,806         2,671,434           3,339,474

Property and equipment, net                                         244,508         2,862,267           3,300,556

Other assets, net                                                    68,195            95,170              95,270

Deferred tax asset                                                        -            15,137              15,137













                                                            ------------------------------------ -------------------
Total assets                                                    $ 1,966,509       $ 5,644,008         $ 6,750,437
                                                            ==================================== ===================

                                       F-3






                                                                         March 31                   September 30
                                                                   1998             1999                1999
                                                            ------------------------------------ -------------------
                                                                                                    (Unaudited)
Liabilities and stockholders' equity
Current liabilities:
   Accounts payable                                             $   299,218       $   438,247         $   564,905
   Current portion of capital lease obligations                      19,817             9,828             114,079
   Current portion of mortgage payable                                    -                 -              62,926
   Accrued expenses and taxes                                       193,118           200,764             496,590
   Stock subscription deposits                                      799,290                 -                   -
                                                            ------------------------------------ -------------------
Total current liabilities                                         1,311,443           648,839           1,238,500

Deferred membership fee revenue                                      33,787            99,252              94,831
Capital lease obligations, less current portion                      20,545             6,699             135,790
Related party note payable                                                -         1,950,000             450,000
Mortgage payable, less current portion                                    -                 -           1,592,119

Commitments and contingencies

Stockholders' equity:
   Preferred stock, $.001 par value, 5,000,000 shares
     authorized; 6,250 convertible shares issued and
     outstanding at March 31, 1999 and September 30, 1999
     with a liquidation preference of $4 per share                        -            22,246              22,246
   Common stock, $.001 par value, 20,000,000 shares
     authorized; 4,787,499, 6,120,822 and 6,369,822 shares
     issued and outstanding at March 31,1998 and 1999,
     and September 30, 1999, respectively                             4,787             6,121               6,370
   Additional paid-in capital                                     1,804,254         3,648,486           3,905,235
   Accumulated deficit                                           (1,208,307)         (737,635)           (694,654)
                                                            ------------------------------------ -------------------
Total stockholders' equity                                          600,734         2,939,218           3,239,197
                                                            ------------------------------------ -------------------
Total liabilities and stockholders' equity                      $ 1,966,509       $ 5,644,008         $ 6,750,437
                                                            ==================================== ===================



See accompanying notes.



                                              PetMedExpress.com, Inc.

                                             Statements of Operations


                                                Year ended March 31                 Six months ended September 30,
                                        1997           1998            1999              1998            1999
                                  ------------------------------------------------ ---------------------------------
                                                                                             (Unaudited)
Sales                                $   602,191     $ 3,634,275    $10,311,714        $5,371,329      $8,344,961
Cost of sales                            350,538       2,037,876      5,646,187         2,916,388       4,620,399
                                  ------------------------------------------------ ---------------------------------
Gross profit                             251,653       1,596,399      4,665,527         2,454,941       3,724,562
                                  ------------------------------------------------ ---------------------------------

Operating expenses:
   General and administrative            432,873       2,321,025      3,306,641         1,481,317       2,510,297
   Advertising                            36,202         219,919        867,160           448,566         969,322
   Depreciation and amortization           7,597          57,081         96,779            30,700         109,944
                                  ------------------------------------------------ ---------------------------------
Total operating expenses                 476,672       2,598,025      4,270,580         1,960,583       3,589,563
                                  ------------------------------------------------ ---------------------------------
Income (loss) from operations           (225,019)     (1,001,626)       394,947           494,358         134,999

Other income (expense):
   Interest, net                          (2,498)         (5,934)       (57,714)            4,627         (96,564)
   Other, net                                  -          26,770        133,439            69,392           4,546
                                  ------------------------------------------------ ---------------------------------
Income (loss) before provision
   for income taxes                     (227,517)       (980,790)       470,672           568,377          42,981
Provision for income taxes                     -               -              -                 -               -
                                  ------------------------------------------------ ---------------------------------
Net income (loss)                       (227,517)       (980,790)       470,672           568,377          42,981
Accretion for beneficial
   conversion feature of
   preferred stock                             -               -        771,525           771,525               -
                                  ------------------------------------------------ ---------------------------------
Net income (loss) available to
   common stockholders               $  (227,517)    $  (980,790)   $  (300,853)        $(203,148)     $   42,981
                                  ================================================ =================================

Earnings (loss) per common share:
   Basic                             $     (0.06)    $     (0.22)   $     (0.06)        $   (0.04)     $     0.01
                                  ================================================ =================================

   Diluted                           $     (0.06)    $     (0.22)   $     (0.06)        $   (0.04)     $     0.00
                                  ================================================ =================================

Weighted average number of
 common shares outstanding:
     Basic                             4,009,500       4,494,054      5,333,355         4,848,165       6,328,572
                                  ================================================ =================================

     Diluted                           4,009,500       4,494,054      5,333,355         4,848,165       8,679,226
                                  ================================================ =================================



See accompanying notes.



                                              PetMedExpress.com, Inc.

                                   Statement of Changes in Stockholders' Equity

                                                               Convertible                      Common
                                                             Preferred Stock                    Stock
                                                      -------------------------------------------------------------
                                                          Shares         Amount         Shares         Amount
                                                      -------------------------------------------------------------
Balance at April 1, 1996                                        -    $          -               -   $          -
   Sale of common stock                                         -               -       4,009,750          4,010
   Net loss                                                     -               -               -              -
                                                      ------------------------------------------------------------
Balance at March 31, 1997                                       -               -       4,009,750          4,010
   Sale of common stock                                         -               -         777,749            777
   Issuance of stock options at below market price              -               -               -              -
   Issuance of stock options in exchange for
     services                                                   -               -               -              -
   Net loss                                                     -               -               -              -
                                                      ------------------------------------------------------------
Balance at March 31, 1998                                       -               -       4,787,499          4,787
   Sale of convertible preferred stock, net of
     issuance costs                                       250,000         116,288               -              -
   Accretion for beneficial conversion feature of
     preferred stock                                            -         771,525               -              -
   Conversion of convertible preferred stock into
     common stock                                        (243,750)       (865,567)        987,189            987
   Sale of common stock, net of issuance costs                  -               -         318,333            319
   Issuance of common stock in exchange
     for services                                               -               -           6,000              6
   Issuance of common stock in exchange for software            -               -          12,000             12
   Issuance of common stock in exchange for
     employee services                                          -               -           9,801             10
   Issuance of stock options in exchange
     for services                                               -               -               -              -
   Net income                                                   -               -               -              -
                                                      ------------------------------------------------------------
Balance at March 31, 1999                                   6,250          22,246       6,120,822          6,121
   Exercise of stock options                                    -               -         246,000            246
   Sale of common stock                                         -               -           3,000              3
   Net income                                                   -               -               -              -
                                                      ------------------------------------------------------------
Balance at September 30, 1999 (Unaudited)                   6,250    $     22,246       6,369,822   $      6,370
                                                      ============================================================


(RESTUBBED TABLE)
                                                              Additional
                                                                Paid-In      Accumulated
                                                                Capital        Deficit         Total
                                                           ----------------------------------------------
Balance at April 1, 1996                                       $        -   $          -     $        -
   Sale of common stock                                           458,047              -        462,057
   Net loss                                                             -       (227,517)      (227,517)
                                                           ----------------------------------------------
Balance at March 31, 1997                                         458,047       (227,517)       234,540
   Sale of common stock                                           753,707              -        754,484
   Issuance of stock options at below market price                470,100              -        470,100
   Issuance of stock options in exchange for
     services                                                     122,400              -        122,400
   Net loss                                                             -      (980,790)       (980,790)
                                                           ----------------------------------------------
Balance at March 31, 1998                                       1,804,254     (1,208,307)       600,734
   Sale of convertible preferred stock, net of
     issuance costs                                               771,525              -        887,813
   Accretion for beneficial conversion feature of
     preferred stock                                             (771,525)             -              -
   Conversion of convertible preferred stock into
     common stock                                                 864,580              -              -
   Sale of common stock, net of issuance costs                    782,848              -        783,167
   Issuance of common stock in exchange
     for services                                                  38,794              -         38,800
   Issuance of common stock in exchange for software               35,988              -         36,000
   Issuance of common stock in exchange for
     employee services                                             22,662              -         22,672
   Issuance of stock options in exchange
     for services                                                  99,360              -         99,360
   Net income                                                           -        470,672        470,672
                                                           ----------------------------------------------
Balance at March 31, 1999                                       3,648,486       (737,635)     2,939,218
   Exercise of stock options                                      247,752              -        247,998
   Sale of common stock                                             8,997              -          9,000
   Net income                                                           -         42,981         42,981
                                                           ----------------------------------------------
Balance at September 30, 1999 (Unaudited)                      $3,905,235    $  (694,654)    $3,239,197
                                                           ==============================================


See accompanying notes.

                                              PetMedExpress.com, Inc.

                                             Statements of Cash Flows


                                                                  Year ended March 31                Six months ended September 30
                                                          1997           1998             1999             1998             1999
                                                    ---------------------------------------------   -------------------------------
                                                                                                                (Unaudited)
Cash flows from operating activities
Net income (loss)                                   $  (227,517)     $  (980,790)     $   470,672      $   568,377      $    42,981
Adjustments to reconcile net income
   (loss) to net cash provided by
   (used in) operating activities:
     Depreciation                                         7,517           54,334           87,434           27,873           94,800
     Amortization                                            80            2,747            9,345            2,827           15,144
     Amortization of deferred membership
       fee revenue                                            -                -          (28,652)               -          (21,072)
     Provision for doubtful accounts                          -            5,489            1,640                -           13,000
     Deferred tax asset                                       -                -          (15,137)               -                -
     Issuance of common stock in
       exchange for services                                  -                -           38,800           38,800                -
     Issuance of common stock in
       exchange for employee
       services                                               -                -           22,672           22,672                -
     Issuance of stock options in
       exchange for services                                  -          592,500           99,360           99,360                -
     Changes in operating assets and
       liabilities:
         Accounts receivable                             (7,748)        (292,991)         (21,081)         (31,748)          72,155
         Inventories                                   (109,068)        (359,629)      (1,108,016)      (1,177,311)        (362,470)
         Prepaid expenses and other
           current assets                               (11,241)        (107,034)          23,994          (35,236)        (101,487)
         Accounts payable                                56,431          242,787          139,029         (136,002)         126,658
         Accrued expenses and taxes                       9,965          183,154            7,646          (31,024)         295,826
         Deferred membership fee revenue                      -           33,787           94,117           49,516           16,651
                                                    ---------------------------------------------   -------------------------------
Net cash provided by (used in) operating activities    (281,581)        (625,646)        (178,177)        (601,896)         192,186
                                                    ---------------------------------------------   -------------------------------

Cash flows from investing activities
Purchases of property and equipment                     (73,085)        (169,728)      (2,669,192)         (39,045)        (533,089)
Other assets                                             (5,304)         (65,773)         (36,321)         (64,672)         (15,244)
                                                    ---------------------------------------------   -------------------------------
Net cash used in investing activities                   (78,389)        (235,501)      (2,705,513)        (103,717)        (548,333)
                                                    ---------------------------------------------   -------------------------------

Continued on next page.



                                              PetMedExpress.com, Inc.

                                       Statements of Cash Flows (continued)


                                                                   Year ended March 31               Six months ended September 30
                                                         1997              1998           1999             1998            1999
                                                    ---------------------------------------------   -------------------------------
                                                                                                  (Unaudited)
Cash flows from financing activities
Net proceeds from sale of common stock              $   462,056      $   754,538      $   783,167      $         -      $     9,000
Exercise of stock options                                     -                -                -                -          247,998
Proceeds from sale of convertible
   preferred stock                                            -                -           88,523           88,521                -
Payments on capital lease obligations                    (8,038)         (15,145)         (23,835)          (9,654)          (9,025)
Payments on mortgage payable                                  -                -                -                -          (24,955)
Borrowings (repayments) under
   related-party note payable                                 -                -        1,950,000                -       (1,500,000)
Proceeds from mortgage payable                                -                -                -                -        1,680,000
Stock subscription deposits                                   -          799,290                -                -                -
Proceeds from capital lease
   obligations                                                -                -                -                -          242,367
                                                    ---------------------------------------------   -------------------------------
Net cash provided by financing
activities                                              454,018        1,538,683        2,797,855           78,867          645,385
                                                    ---------------------------------------------   -------------------------------

Net (decrease) increase in cash and
   cash equivalents                                      94,048          677,536          (85,835)        (626,746)         289,238
Cash and cash equivalents at
   beginning of fiscal year                                   -           94,048          771,584          771,584          685,749
                                                    =============================================   ===============================
Cash and cash equivalents at end of
   fiscal year                                      $    94,048      $   771,584      $   685,749      $   144,838      $   974,987
                                                    =============================================   ===============================

Supplemental disclosure of cash flow
information
Cash paid for interest                              $     4,498      $     5,934      $    57,714      $     2,533      $   104,286
                                                    =============================================   ===============================

Cash paid for income taxes                          $         -      $         -      $    97,000      $         -      $         -
                                                    =============================================   ===============================

Supplemental disclosures of noncash
financing activities
Issuance of common stock in
   exchange for software                            $         -      $         -      $    36,000      $         -      $         -
                                                    =============================================   ===============================
Preferred stock issued to
   subscription receivable holders                  $         -      $         -      $   799,290      $         -      $         -
                                                    =============================================   ===============================



See accompanying notes.

                             PetMedExpress.com, Inc.

                          Notes to Financial Statements

                                 March 31, 1999


1. Summary of Significant Accounting Policies

Organization

PetMedExpress.com, Inc. (the Company) is a direct marketer of household pet medications and other pet products and is located in the Ft. Lauderdale, Florida area. The Company distributes catalogs to its customers and potential customers and takes orders by telephone, internet and mail. Almost all of the Company's sales are to residents of the United States.

The unaudited financial statements and information contained herein for the periods indicated have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended March 31, 2000.

Revenue Recognition and Deferred Revenue

Product sales are recognized upon shipment. Deferred revenue consists of cash collected on the sale of memberships. Membership fees are amortized to income ratably over the membership period.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                             PetMedExpress.com, Inc.

1. Summary of Significant Accounting Policies (continued)

Inventories

Inventories are priced at the lower of cost or market value using a weighted average cost method.

Property and Equipment

Property and equipment are stated at cost and depreciated using an accelerated method over the useful lives of the assets. Furniture, fixtures, equipment and computer software are amortized over periods ranging from five to seven years. The building is being depreciated over 25 years. Assets under capital lease agreements are amortized over the shorter of the underlying lease agreement or the useful life of the asset.

Advertising

The Company's advertising expense consists primarily of television advertising and catalog production costs. Television costs are expensed as the ads are televised and catalog costs are expensed when the related catalogs are distributed. Advertising expense for fiscal years 1999, 1998 and 1997 was approximately $867,160, $219,919 and $36,202, respectively.

Accounting for Stock Based Compensation

The Company accounts for employee stock options using the intrinsic value method as prescribed by Accounting Principles Board Opinion No.25 Accounting for Stock Issued to Employees. During fiscal 1999, the Company adopted the disclosure provisions of Statement of Financial Accounting Standard (SFAS) No. 123, Accounting for Stock Based Compensation and for valuing options issued to nonemployees.

                             PetMedExpress.com, Inc.

1. Summary of Significant Accounting Policies (continued)

Significant Risks and Uncertainties - Product Supply

A multi-national pharmaceutical company which manufactures, among other products, heartworm medication, one of the best selling products of the Company, has refused to sell the heartworm medication directly to the Company. Therefore, the Company must obtain its heartworm medication inventory through cooperating wholesale sources. To the extent that the Company is unable to purchase this product from other sources or if it can only be purchased at prices which make its resale uncompetitive in the marketplace, it could have a materially adverse impact on the Company's sales. However, the multi-national company's patent for the heartworm medication expired in June 1999 and the Company, as well as a number of other manufacturers, are planning to produce generic forms of this medication.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. The carrying amount of the related-party note payable and capital lease obligations approximate fair value due to the interest rates approximating current market rates.

Reclassification

Certain reclassifications have been made in the 1998 and 1997 financial statements to conform to the 1999 presentation.

                             PetMedExpress.com, Inc.

2. Property and Equipment

Major classifications of property and equipment are as follows:

                                                                           March 31                 September 30
                                                                     1998             1999              1999
                                                              ------------------------------------------------------
                                                                                                      (Unaudited)
Land                                                            $        -        $   863,758          $  863,758
Building                                                                 -          1,057,588           1,390,003
Computer software                                                  166,555            195,221             500,121
Furniture, fixtures and equipment                                   76,258            128,866             531,146
Equipment and software under capital leases                         63,545             63,545             259,612
Projects in process                                                      -            702,572                   -
                                                              ---------------------------------------------------
                                                                   306,358          3,011,550           3,544,640
Less accumulated depreciation                                       61,850            149,283             244,084
                                                              ---------------------------------------------------
                                                                $  244,508         $2,862,267          $3,300,556
                                                              ===================================================

Amortization expense for equipment under capital leases was $15,637, $21,898 and $2,553 for fiscal years 1999, 1998 and 1997, respectively. Projects in process were completed in May 1999 with an estimated cost to complete of $65,000 at March 31, 1999.

3. Capital Leases

The Company leases equipment under capital lease agreements with outside third parties. Future payments under capital leases with initial terms of one year or more consisted of the following at March 31, 1999:

         Fiscal year ended March 31:

              2000                                                $11,986
              2001                                                  2,142
              2002                                                  2,372
              2003                                                  2,627
              2004                                                  1,028
                                                                  -------
                                                                   20,155
              Amounts representing interest                         3,628
                                                                  -------
                                                                   16,527
              Less current portion                                  9,828
                                                                  -------
                                                                  $ 6,699
                                                                  =======

                             PetMedExpress.com, Inc.

4. Stockholders' Equity

Fiscal 1999

Effective February 24, 1999, the Company declared a three for one stock split of its common stock. All common stock and stock option data in these financial statements have been adjusted to retroactively give effect to the stock split.

In February 1999, the Company commenced a private placement of 333,333 shares of common stock at a price of $3.00 per share, less issuance costs of $180,832. Issuance costs of $120,000 were satisfied as part of the offering in exchange for 40,000 shares valued at the offering price of $3.00 per share. In addition, as part of this offering the Company accepted computer software instead of cash in exchange for 12,000 shares valued at the offering price of $3.00 per share. As of March 31, 1999, 330,333 shares of this offering had been issued.

In May 1998, the Company issued 9,801 shares of common stock to certain key employees as compensation for services. Compensation expense of $22,672 was recorded in connection with these transactions.

In fiscal 1999, the Company issued 6,000 shares of common stock in exchange for legal services valued at $38,800 which were performed on behalf of the Company. The Company used the estimated value of the services performed to record the fair value of the above transaction.

Preferred Stock

In April 1998, the Company issued 250,000 shares of its $.001 par value preferred stock at a price of $4.00 per share, less issuance costs of $112,187. Each share of the preferred stock is convertible into approximately 4.05 shares of common stock at the election of the shareholder. The preferred stock was recorded at $887,813, net of the value of the beneficial conversion feature of $771,525. The beneficial conversion feature was computed as the difference between

                             PetMedExpress.com, Inc.

4. Stockholders' Equity (continued)

the closing market price of the Company's common stock ($1.75 per share) and the conversion price of the preferred stock ($.988 per share) on the date the preferred stock was sold. The conversion feature was immediately recognized as a reduction to net income available to common stockholders. The shares have a liquidation value of $4.00 per share and may pay dividends at the sole discretion of the Company. The Company does not anticipate paying out dividends to the preferred shareholders in the foreseeable future. Each share of preferred stock is entitled to one vote on all matters submitted to a vote of shareholders of the Company. As of March 31, 1999, 6,250 shares of the convertible preferred stock remained unconverted and outstanding.

Fiscal 1998

In May 1997, the Company sold 777,749 shares of common stock for $1.00 per share, less issuance costs of $23,265.

5. Income Taxes

The components of the income tax provision (benefit) in fiscal years 1997, 1998 and 1999 are as follows:

                                                                     Years ended March 31
                                                            1997             1998              1999
                                                     ------------------------------------------------------
         Current                                            $ -               $ -             $ 15,137
         Deferred                                             -                 -              (15,137)
                                                     ------------------------------------------------------
         Total                                              $ -               $ -             $      -
                                                     ======================================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The fiscal 1999 income tax provision includes the use of a net operating loss carryforward of $218,684 which was fully reserved for by a valuation allowance at March 31, 1998.

                             PetMedExpress.com, Inc.

5. Income Taxes (continued)

Significant components of the Company's net deferred income taxes are as follows:

                                                                              Years ended March 31
                                                                             1998              1999
                                                                       ------------------------------------
         Deferred tax assets:
            Depreciation                                                   $    1,395        $       -
            Allowance for bad debts                                                 -            1,448
            Deferred compensation (stock options)                             219,674          254,881
            Amortization of intangible assets                                       -              751
            Accrued other                                                      38,000           37,630
            Net operating loss carryforward                                   218,684                -
                                                                       ------------------------------------
         Deferred tax assets                                                  477,753          294,710
         Less valuation allowance                                            (477,753)        (270,380)
                                                                       ------------------------------------
         Total deferred tax assets                                                  -           24,330
         Deferred tax liabilities:
            Depreciation                                                            -           (9,193)
                                                                       ------------------------------------
         Total net deferred taxes                                          $        -        $  15,137
                                                                       ====================================

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is as follows:


                                                                     Years ended March 31
                                                            1997             1998              1999
                                                     ------------------------------------------------------
         Tax at U.S. statutory rates                       $(79,631)         $(343,277)        $164,735
         State income taxes, net of federal
            tax benefit                                      (7,633)           (37,190)          18,673
         Nondeductible items                                    334              1,285            7,018
         Change in valuation allowance                       89,288            388,465         (207,373)
         Other                                               (2,358)            (9,283)          16,947
                                                     ------------------------------------------------------
                                                           $      -          $       -         $      -
                                                     ======================================================

                             PetMedExpress.com, Inc.

6. Stock Options and Warrants

Stock Options Granted to Employees

The Company established the 1998 Stock Option Plan (the Plan) effective July 31, 1998, which provides for the issuance of qualified options to officers, directors and key employees, and nonqualified options to consultants and other service providers. The Company has reserved 3,000,000 shares of common stock for issuance under the Plan. The exercise prices of options issued under the Plan must be equal to or greater than the market price of the Company's common stock as of the date of issuance. The Company had 1,424,400 options outstanding under the Plan at March 31, 1999. Options issued prior to July 31, 1998 are not included in the Plan. The weighted average fair value per share of options granted by the Company in fiscal years 1999 and 1998 was $1.03 and $.56 respectively.

A summary of the status of stock options issued by the Company as of March 31, 1999 and 1998, together with changes during the periods then ended, is presented in the following table. There were no options issued or outstanding during the year ended March 31, 1997.


                                                            1998                               1999
                                            ------------------------------------------------------------------------
                                                  Number       Weighted Average       Number         Weighted Average
                                                    of          Exercise Price          of            Exercise Price
                                                  Shares          Per Share           Shares             Per Share
                                            ------------------------------------------------------------------------
Outstanding at beginning of period                        -          $    -           1,410,000         $0.746
Granted                                           1,410,000           0.746           2,093,400          1.315
Exercised                                                 -               -                   -              -
Canceled                                                  -               -             390,000          2.736
                                            ------------------------------------------------------------------------
Outstanding at end of period                      1,410,000          $0.746           3,113,400         $1.222
                                            ========================================================================

Exercisable at end of period                      1,410,000          $0.746           2,212,500         $0.996
                                            ========================================================================

During the six months ended September 30, 1999 the Company issued 700,000 options with a weighted average exercise price of $6.434 per share.

                             PetMedExpress.com, Inc.

The following table sets forth additional information about stock options outstanding at March 31, 1999:


                                                 Weighted Average
       Range of         Number Outstanding as  Remaining Contractual    Weighted Average     Number Exercisable as
    Exercise Prices       of March 31, 1999            Life              Exercise Price        of March 31, 1999
--------------------------------------------------------------------------------------------------------------------
    $0.16 - $2.00              2,889,000            3.52 years                $1.02                  2,137,500
    $2.80 - $4.50                224,400            4.49 years                $3.83                     75,000
                       ------------------------                                             ------------------------
                               3,113,400            3.60 years                $1.22                  2,212,500

The Company accounts for equity-based instruments issued or granted to employees using the intrinsic method as prescribed under APB No. 25 Accounting for Stock Issued to Employees (APB No. 25).

During 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which defines a fair value based method of accounting for stock options or similar equity instruments. The Company has elected to adopt the disclosure-only provisions of SFAS No. 123 in accounting for employee stock options. Accordingly, the Company has elected to account for its stock-based compensation plan under APB No. 25; however the Company has computed for pro forma disclosure purposes, the value of all options granted during the fiscal years ended March 31, 1999 and 1998, using the Black-Scholes option pricing model as prescribed by SFAS No. 123 and the weighted average assumptions as follows. No options were granted in fiscal 1997.

                                                                               Year ended March 31
                                                                             1998              1999
                                                                       ------------------------------------
         Risk-free interest rate                                             6.00%            6.00%
         Expected dividend yield                                             0.00%            0.00%
         Expected lives                                                      1-5              1-5
         Expected volatility                                                 .781             .779


                             PetMedExpress.com, Inc.

Adjustments are made for options forfeited prior to vesting.

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                                      Year ended March 31
                                                            1997             1998              1999
                                                     ------------------------------------------------------
         Pro forma net loss                                $(227,517)       $(1,121,471)     $  (272,934)
         Accretion of beneficial conversion
            feature of preferred stock                             -                  -         (771,525)
                                                     ------------------------------------------------------
         Pro forma net loss available to common
            stockholders                                   $(227,517)       $(1,121,471)     $(1,044,459)
                                                     ======================================================
         Pro forma net loss per common share
                                                           $   (.06)        $      (.25)     $      (.20)
                                                     ======================================================

Stock Options and Warrants Granted in Exchange for Services

During fiscal 1999, the Company granted options to purchase 103,500 shares of common stock at an average exercise price of $1.55 per share in exchange for legal and printing services and rent. These services were valued at $99,360 and recorded as a general and administrative expense in the accompanying statements of operations. The options vest immediately and expire in fiscal 2003.

During fiscal 1998, the Company granted options and warrants to purchase 540,000 shares of common stock at an average exercise price of $1.14 per share in exchange for financial and operational consulting services. The options were valued at $122,400 of which the Company recognized $55,000 in fiscal 1999 and $67,400 in fiscal 1998 as a general and administrative expense in the accompanying statements of operations. The options vest immediately and expire in fiscal 2003 and 2002.

                             PetMedExpress.com, Inc.

6. Stock Options and Warrants (continued)

Stock Options Granted at Below Market Price

In fiscal 1998, options to purchase 300,000 shares of the Company's common stock were granted to the Company's President and CEO in exchange for services performed on behalf of the Company. The options were granted on May 6, 1997 at an exercise price of $0.163 per share while the market value of the common stock at that time was estimated by the Company to be $1.00 per share. As prescribed under APB No. 25, the Company recorded as expense the difference between the option exercise price and the market value of the Company's common stock on the date of grant. Such expense amounted to $251,100 and was included in general and administrative expense in fiscal 1998. In addition, in fiscal 1998 the Company granted 300,000 options to an outside party at an exercise price of $.367 per share. In accordance with SFAS No. 123 the Company computed the fair value of these options as $219,000 and recognized such amount as expense in fiscal 1998. The above options vest immediately and expire on May 6, 2002.

7. Related Party Transactions

In February 1999, the Company borrowed $1,950,000 from the father of the Company's President & CEO to purchase a building and land to be used as the Company's headquarters. The loan was unsecured and carried interest at 15% per annum. The note was renewed as of March 31, 1999 for a two year period with an annual interest rate of 15% for April 1999, and 12%, thereafter. The note was partially repaid on May 30, 1999, in the amount of $1,500,000 with proceeds from a mortgage on the building and land. The Company paid interest on the note of $52,890 during fiscal 1999.

In December 1998, the President and CEO of the Company, advanced $100,000 to the Company to be used as a deposit on the purchase of the building and land. The advance was repaid without interest in February 1999.

The President and CEO of the Company is the sole owner of South Florida Anesthesia Professionals (SFAP) which rents space in the Company's facilities. SFAP paid rent to the Company of $6,000 and $2,400 for the fiscal years ended March 31, 1999 and 1998, respectively. SFAP did not rent space from the Company in 1997.

During fiscal 1997, 1998 and 1999, the Company's President and CEO did not receive a salary for services performed on behalf of the Company.

                             PetMedExpress.com, Inc.

The Company purchases printing and mailing services from Dynamic Marketing/Press, Inc. of which the President and CEO of the Company was a vice president of marketing from June 1997 to June 1998. Amounts paid to Dynamic Marketing/Press, Inc. for the fiscal years ended March 31, 1999 and 1998 were approximately $97,856 and $17,819, respectively. No amounts were paid to Dynamic Marketing and Press, Inc. in fiscal 1997.

8. Earnings Per Share

The Company adopted SFAS No. 128, Earnings per Share, effective March 31, 1998. In accordance with the requirements of SFAS No. 128, basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding and diluted earnings per share reflects the dilutive effects of stock options (as calculated utilizing the treasury stock method) and the equivalent common shares of outstanding convertible preferred stock. Options were not included for fiscal years 1999 and 1998 because their effect would have been anti-dilutive. No options were outstanding during fiscal 1997.

9. Valuation and Qualifying Accounts

Activity in the Company's Valuation and Qualifying accounts consists of the following:


                                                      Year ended March 31              Six months ended September 30
                                                1997          1998          1999            1998          1999
                                           ------------------------------------------- -----------------------------
                                                                                               (Unaudited)
Allowance for doubtful accounts:
   Balance at beginning of period                $ -          $    -        $5,489          $     -       $ 3,849
   Provision for doubtful accounts                 -           5,489         1,640                -        13,000
   Write-offs of uncollectible accounts
     receivable                                    -               -        (3,280)               -             -
                                           ------------------------------------------- -----------------------------
   Balance at end of period                      $ -          $5,489        $3,849          $     -       $16,849
                                           =========================================== =============================


                             PetMedExpress.com, Inc.

9. Valuation and Qualifying Accounts (continued)




                                                  Year ended March 31                Six months ended September 30
                                          1997           1998           1999             1998           1999
                                     ---------------------------------------------- -------------------------------
Valuation allowance for deferred
  tax assets:
Balance at beginning of period            $     -        $ 89,288       $477,753          $ 89,288       $270,380
Additions                                  89,288         388,465              -           194,233              -
Deductions                                      -               -       (207,373)                -              -
                                     ---------------------------------------------- -------------------------------
Balance at end of period                  $89,288        $477,753       $270,380          $283,521       $270,380
                                     ============================================== ===============================

10. Commitments and Contingencies

During October 1999, complaints were filed against the Company by two states in which the Company is licensed to dispense pet medications. The states have offered to settle the complaints for de minimis amounts. The Company has rejected these offers and intends to vigorously defend against the claims.

In December 1999, the Company agreed to issue 75,000 options to purchase shares of its Common Stock in settlement of a lawsuit filed by a former employee. Accordingly, the Company has accrued a liability of $140,000 at Setember 30, 1999 based upon its best estimate of the fair value of the options to be issued in accordance with SFAS No. 123, Accounting for Stock Based Compensation. Such amount is included in general and administration expenses in the accompanying statement of operations.

11. Impact of Year 2000 (Unaudited)

The Year 2000 issue is the result of certain computer programs being written using two digits rather than four to define the applicable year. Any computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Since January 1, 2000 we have experienced no disruptions in our systems or those of third parties, or other computer related problems as a result of processing dates beyond 1999. However, there cannot be any assurances that the Company will not experience Year 2000 problems in the future.

12. Subsequent Events

On April 30, 1999, the Company entered into a mortgage agreement with SouthTrust Bank in the amount of $1,680,000 for the building and land which are used as the Company's headquarters and warehouse. The mortgage is for a seven year period with 20 year amortization and bears annual interest of 7.75%. The building and land have been pledged as collateral for the mortgage, which is also personally guaranteed by the President and CEO of the Company. Mortgage proceeds of $1,500,000 were used to reduce the note due to the father of the President and CEO (see Note 7).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

         Keefe, McCullough & Co. served as our independent auditor from March 1997 to March 1999. During that period there were no disagreements with Keefe, McCullough & Co. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. No accountants' report on the financial statements of PetMedExpress issued by Keefe, McCullough & Co. contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. Keefe, McCullough & Co. continues to perform tax services and non-audit related advisory services for us.

         On April 7, 1999 we engaged Ernst & Young, LLP as our independent auditor for the fiscal year ended March 31, 1999. The decision to change audit firms was approved by our Board of Directors.

Item 15. Financial Statements and Exhibits

         (a) Financial Statements. The following financial statements are filed as a part of this registration statement:

                  (i) Balance Sheets at March 31, 1998 and 1999 and at September 30, 1999 (unaudited);

                  (ii) Statements of Operations for the years ended March 31, 1998 and 1998 and for the six months ended September 30, 1999 (unaudited);

                  (iii) Statement of Changes in Stockholders' Equity for the years ended March 31, 1998 and 1998 and for the six months ended September 30, 1999 (unaudited);

                  (iv) Statements of Cash Flows for the years ended March 31, 1998 and 1998 and for the six months ended September 30, 1999 (unaudited); and

                  (v)      Notes to Financial Statements.

         (b)      Exhibits:

Exhibit
Number            Description
------            -----------

3.1               Amended and Restated Articles of Incorporation
3.2               By-Laws
4.1               Form of Warrant issued to Noble International Investments,
                  Inc.
4.2               Specimen common stock certificate
10.1              Amended and Restated Employment Agreement with Marc A. Puleo
10.2              Amended and Restated Employment Agreement with Chris Lloyd
10.3              1998 Stock Option Plan
10.4 Loan and Security Agreement dated September 17, 1999 by and between the Company and Southtrust Bank, National Association
10.5 Promissory Note for $1,000,000 from the Company to Southtrust Bank, National Association dated September 17, 1999
10.6              Proxy from Double Diamond Trading, Inc. to Marc Puleo
10.7 Security Agreement dated September 17, 1999 by and between the Company and Southtrust Bank, National Association
10.8 Florida Real Estate Mortgage, Assignment of Leases and Rents and Security Agreement dated April 29, 1999 by and between the Company and Southtrust Bank, National Association

10.9              Mortgage Modification Agreement dated September 17, 1999 by and between the Company, Marc A. Puleo and Southtrust Bank,
                  National Association
10.10             Promissory Note for $1,680,000 from the Company to Southtrust
                  Bank, National Association dated April 29, 1999
10.11             Promissory Note for $1,950,000 to Philip Puleo
27                Financial Data Schedule

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PetMedExpress.com, Inc.

                                        By: /s/ Marc A. Puleo, M.D.
                                        ---------------------------
                                        Marc A. Puleo, M.D., Chief Executive
                                        Officer and President


Date: January 5, 2000